ROGERS CABLE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
Management’s discussion and analysis (“MD&A”) should be read in conjunction with our 2005 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars, unless otherwise indicated. Please refer to Note 21 to the 2005 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP.
This MD&A is current as of March 1, 2006. This MD&A is organized into five sections.

1		2		3		4		5

		FINANCING AND				ACCOUNTING		ADDITIONAL
		RISK		OPERATING		POLICIES AND NON-		FINANCIAL
OVERVIEW		MANAGEMENT		ENVIRONMENT		GAAP MEASURES		INFORMATION

2	Our Business	20	Liquidity and Capital Resources	26	Government Regulation and Regulatory Developments	37	Key Performance Indicators and Non-GAAP Measures	48	Five-Year Financial Summary

4	Our Strategy	23	Interest Rate and Foreign Exchange Management	30	Competition	39	Critical Accounting Policies	49	Summary of Seasonality and Quarterly Results

5	Recent Industry Trends	25	Outstanding Share Data	32	Risks and Uncertainties	41	Critical Accounting Estimates	50	Supplemental Information: 2005 Quarterly Summary

5	Operating and Financial Results	25	Dividends and Distributions			42	New Accounting Standards	51	Supplemental Information: 2004 Quarterly Summary

		25	Commitments and Other Contractual Obligations			44	U.S. GAAP Differences	52	Supplemental Information: Non-GAAP Calculations

		26	Off-Balance Sheet Arrangements			44	Intercompany and Related Party Transactions
In this MD&A, the terms “we”, “us”, “our”, “Cable” and “the Company” refer to Rogers Cable Inc. and our subsidiaries as at December 31, 2005. References to “RCI” are to Rogers Communications Inc.; and, references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries. Throughout this release, percentage changes are calculated using numbers rounded to the decimal to which they appear.

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Caution Regarding Forward-Looking Statements
This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, and other statements that are not historical facts. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of material factors, including economic conditions, technological change, the integration of acquisitions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. Forward-looking statements and assumptions for time periods subsequent to 2006 by their nature involve longer term assumptions and estimates than those for 2006 and are consequently subject to greater uncertainty and therefore the reader is especially cautioned not to place undue reliance on such longer-term forward-looking statements. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section of this MD&A entitled “Risks and Uncertainties”.
Additional Information
Additional information relating to us, including our Annual Information Form and discussions of our 2005 interim quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
1. OVERVIEW
Our Business
We are Canada’s largest cable television company, serving approximately 2.26 million basic subscribers at December 31, 2005, representing approximately 29% of basic cable subscribers in Canada. At December 31, 2005, we provided digital cable services to approximately 913,300 households, Internet service to approximately 1,145,100 subscribers, and voice-over-cable telephony services to approximately 47,900 subscribers. Our voice-over-cable telephony services became commercially available on July 1, 2005.
We have highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Our Ontario cable systems, which comprise approximately 89% of our approximately 2.26 million basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Our New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of our subscribers.
We are a wholly-owned subsidiary of RCI. RCI is a diversified Canadian communications and media company, which in addition to its ownership in Cable, is engaged in wireless voice and data communications through Rogers Wireless Inc. (“Wireless”); in local and long distance voice and data telecommunications services for business and residential customers across Canada through Rogers Telecom Holdings Inc. and its subsidiaries (“Telecom”), which was acquired by RCI on July 1, 2005; in radio and television broadcasting, televised shopping, magazines and trade publications and sports entertainment through Rogers Media Inc. (“Media”), collectively referred to herein as the “Rogers Group of Companies”.

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Our Products and Services
Through our technologically advanced broadband networks, we offer a diverse range of services, including analog and digital cable, residential and commercial Internet services, and voice-over-cable telephony services.
At December 31, 2005, more than 93% of our network was upgraded to transmit 750 MegaHertz (“MHz”) of bandwidth or greater, which represents 100% completion of all urban areas served, and approximately 85% of our network was upgraded to transmit 860 MHz of bandwidth. With approximately 99% of our network offering digital cable services, we have a richly featured and highly-competitive video offer which includes high-definition television (“HDTV”), video-on-demand (“VOD”), subscription video-on-demand (“SVOD”), personal video recorders (“PVR”), time-shifted programming, pay-per-view (“PPV”) movies and events, as well as a significant line-up of digital specialty, multicultural and sports programming. VOD services are available to approximately 91% of the homes passed by our network.
Our Internet services are available to over 96% of homes passed by our network. We offer multiple tiers of Internet services under the Rogers Yahoo! brand, differentiated largely by modem bandwidth settings. We also offer a wide range of data and Internet products to business customers.
Our voice-over-cable telephony services were introduced in July 2005 and have grown both in the number of subscribers and in the size of the geographic area where the service is available. At December 31, 2005, our voice-over-cable telephony services were available to over 81% of homes passed by our network.
We offer multi-product bundles at discounted rates to existing and new customers. These bundles allow customers to choose from among a range of cable, Internet, “Rogers Home Phone” voice-over-cable telephony and Wireless products and services, subject to, in some cases, minimum purchase and term commitments.
We also offer digital video-disc (“DVD”), videocassette and video game sales and rentals through Rogers Video (“Video”), Canada’s second largest chain of video stores. There were 314 Video stores at December 31, 2005. Many of these stores provide customers with the additional ability to acquire Cable and Wireless products and services, to pay their cable television, Internet or Wireless bills and to pick up or return Rogers digital cable and Internet equipment.
Our Distribution
In addition to the Video stores, as described above, we market our services through an extensive network of retail locations across our network footprint, including the Wireless independent dealer network, Wireless stores and kiosks, and major retail chains. We also offer products and services and customer service on our e-business website, www.rogers.com.
Our Networks
Our cable networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow our multiple Ontario and New Brunswick cable systems to function as a single cable network. Our remaining subscribers in Newfoundland and Labrador, and New Brunswick are served by local head-ends. Our two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.
Our technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each region that we serve, are connected by inter-city fibre-optic systems carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic systems are generally constructed as rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and have

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substantial reserves for future growth in the form of dark fibre and unused optical wavelengths. Approximately 90% of the homes passed by our network are fed from primary hubs, or head-ends, which each serve on average 100,000 home areas. The remaining 10% of the homes passed by our network are in smaller and more rural systems mostly in New Brunswick and Newfoundland and Labrador which are, on average, served by smaller primary hubs.
Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. We believe co-axial cable is the most cost-effective and widely deployed means of carrying two-way television and Internet services to residential subscribers.
Groups of an average of 640 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth up to 750 MHz or 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. We believe the upstream bandwidth is sufficient to support multiple cable modem systems, cable telephony, and data traffic from interactive digital set-top terminals for at least the near term future. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node. Fibre cable has been placed to permit a reduction of the average node size from 640 to 300 homes by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.
We believe that the 750/860 MHz FTTF architecture provides us with sufficient bandwidth for foreseeable growth in television, data, voice and other future services, a high quality picture, advanced two-way capability and increased reliability. In addition, our clustered network of cable systems served by regional head-ends facilitates our ability to rapidly introduce new services to subscribers with a lower capital cost. In new construction projects in major urban areas, we are now deploying a cable network architecture commonly referred to as fibre-to-the-curb (“FTTC”). This architecture provides improved reliability due to fewer active network devices being deployed. FTTC also provides greater capacity for future narrowcast services.
Our voice-over-cable telephony services are offered over an advanced broadband Internet Protocol (“IP”) multimedia network layer deployed during 2004 and 2005 across our cable service areas. This network platform provides for a scalable primary line quality digital voice-over-cable telephony service utilizing Packet Cable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including network redundancy as well as multi-hour network and customer premises powering.
Our Strategy
We seek to maximize revenue, operating income, and return on invested capital by leveraging our technologically advanced cable network to meet the information, entertainment and communications needs of our subscribers, from basic cable television to advanced two-way cable services, including digital cable, Internet access, voice-over-cable telephony service, PPV, VOD, SVOD, PVR and HDTV. The key elements of the strategy are as follows:
•	Clustering of cable systems in and around metropolitan areas;

•	Offering a wide selection of products and services;

•	Maintaining technologically advanced cable networks;

•	Continuing to focus on increased quality and reliability of service;

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•	Leveraging our relationships within the Rogers Group of Companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost-reduction initiatives through infrastructure sharing;

•	Continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of quality, innovation and value and of a diversified Canadian media and communications company; and

•	Expanding the availability of our high quality digital primary line voice-over-cable telephony service into most of the markets in our cable service areas.
Recent Developments
In January 2006, RCI completed a reorganization whereby Cable acquired substantially all of the operating subsidiaries of Telecom. Telecom had previously been a separate operating segment of RCI. As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Cable. As a result of the changes to management’s reporting, beginning in 2006, our reporting segments will change.
Recent Industry Trends
Investment in Improved Cable Television Networks and Expanded Service Offerings
In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of Internet, digital cable and voice-over-cable telephony services. These investments have enabled cable television companies to offer expanded packages of analog and digital cable television services, including VOD, SVOD, and PPV services; expanded analog and digital services, pay television packages, PVR, HDTV programming, multiple tiers of Internet services and telephony services.
Increased Competition from Alternative Broadcasting Distribution Undertakings
Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.
Operating and Financial Results
See sections entitled “Critical Accounting Policies”, “Critical Accounting Estimates” and “New Accounting Standards” and the Notes to the Audited Consolidated Financial Statements for a discussion of critical and new accounting policies and estimates as they relate to the discussion of our operating and financial results below.
We measure the success of our strategies using a number of key performance indicators, which are outlined in the section entitled “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.
Our significant accounting policies are contained in Note 2 to the Audited Consolidated Financial Statements. Certain of these policies, as well as estimates made by management in applying such policies, that we believe are especially critical are outlined in the section below entitled “Critical Accounting Policies” and “Critical Accounting Estimates”.
For purposes of this discussion, revenue has been classified according to the following categories:
•	core cable, which includes revenue derived from:

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•	analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties; and

•	digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD service fees, and revenue earned on the sale and rental of set-top terminals;
•	Internet, which includes service revenues from residential and commercial Internet access service and modem sale and rental fees;

•	Voice-over-cable telephony, which includes service revenues, long-distance and additional features revenues; and

•	Video, which includes the sale and rental of DVDs, videocassettes and video games and the sale of confectionary, as well as commissions Video earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet, digital cable and cable telephony services.
Operating expenses are segregated into four categories for assessing business performance:
•	cost of Video store sales, which is composed of Video store merchandise and depreciation related to the acquisition of DVDs, videocassettes and game rental assets;

•	sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs such as sales support and commissions as well as costs of operating, advertising and promoting the Video store chain;

•	operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service subscriber relationships, including:
•	the monthly contracted payments for the acquisition of programming paid directly to the programming suppliers as well as to copyright collectives and the Canadian Programming Production Funds;

•	Internet interconnectivity and usage charges and the cost of operating our Internet service;

•	Intercarrier payments for interconnect to the local access and long-distance carriers related to our cable telephony service;

•	technical service expenses, which includes the costs of operating and maintaining our cable networks as well as certain customer service activities such as installations and repair;

•	customer care expenses, which include the costs associated with customer order-taking and billing inquiries;

•	community television expenses, which consist of the costs to operate a series of local community-based television stations in our cable licensed systems;

•	other general and administrative expenses; and

•	expenses related to the corporate management of the Video stores; and
•	management fees paid to RCI.
In the cable industry in Canada, the demand for services, particularly Internet, digital and cable telephony services, continues to grow at a substantial rate and the variable costs, such as commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. Fluctuations in the number of activations of new subscribers from period to period result in fluctuations in sales and marketing expenses.

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Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Summarized Consolidated Financial Results

	Year Ended December 31,
(In millions of dollars, except per share amounts)	2005	2004	% Chg

Operating revenue
Core cable (1)	$1,303.9	$1,253.1	4.1
Internet	440.7	378.9	16.3

Total cable revenue (1)	1,744.6	1,632.0	6.9
Video stores	326.9	317.0	3.1
Intercompany eliminations	(3.8)	(3.3)	15.2

Total operating revenue (1)	2,067.7	1,945.7	6.3

Operating expenses (2)
Cost of Video stores sales	157.5	145.9	8.0
Sales and marketing expenses	262.8	248.7	5.7
Operating, general and administrative expenses	932.6	845.7	10.3
Management fees	41.4	38.9	6.4
Intercompany eliminations	(3.8)	(3.3)	15.2

Total operating expenses	1,390.5	1,275.9	9.0

Operating profit (3)
Cable	700.6	680.5	3.0
Video stores	18.0	28.2	(36.2)
Management fees	(41.4)	(38.9)	6.4

Total operating profit	677.2	669.8	1.1

Depreciation and amortization	483.9	486.0	(0.4)

Operating income	193.3	183.8	5.2
Interest expense	(263.6)	(247.9)	6.3
Foreign exchange gain (loss)	2.4	(41.1)	(105.8)
Loss on repayment of long-term debt	(9.8)	(18.0)	(45.6)
Gain on sale of investments	2.8	—	—
Write-down of investment	—	(0.5)	—
Change in the fair value of derivative instruments	2.2	34.6	(93.6)
Other income (expense)	1.1	(0.5)	—
Income tax expense	(4.8)	(1.2)	—

Loss for the year	$(76.4)	$(90.8)	(15.9)
	-
Loss per share, basic and diluted	$(0.35)	$(0.42)	(15.9)
Total assets	4,065.8	3,861.9	5.3
Total liabilities	4,354.6	4,008.1	8.6
Additions to property, plant and equipment (“PP&E”)(3)	$676.2	$587.9	15.0

Operating profit margin:
Cable	40.2%	41.7%
Video stores	5.5%	8.9%

Total	32.8%	34.4%

(1)	Included in core cable revenue, total cable revenue, and total operating revenue are incremental revenues related to Rogers Home Phone (“RHP”) of $4.9 million for the year ended December 31, 2005.

(2)	Included in total operating expenses are incremental costs related to RHP of $19.2 million, for the year ended December 31, 2005.

(3)	As defined and calculated. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Non-GAAP Calculations” sections.

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Operating Highlights For the Year Ended December 31, 2005
•	Adjusted for the change in our practice as to when a subscriber is deactivated, we increased our subscriber bases by the following: 208,500 Internet subscribers, 237,800 digital cable subscribers (households), 9,200 basic cable subscribers, and 47,900 cable telephony subscribers.

•	On July 1, 2005, we introduced our Rogers Home Phone voice-over-cable telephony service offering in the Greater Toronto Area. Rogers Home Phone voice-over-cable service made available to some of our cable areas in Southwest Ontario and Ottawa in the fourth quarter of 2005.

•	We added further to our “Rogers on Demand” offerings by signing agreements with Sony Entertainment in February 2005 and Warner Brothers in October 2005 for access to their extensive content libraries. With these agreements, we now have studio agreements covering approximately 70% of current Hollywood film output and our customers can now access over 2,400 titles of on-demand content.

•	In April 2005, we celebrated the 10th anniversary of the launch of our high-speed Internet service and in the same month exceeded the one million subscriber threshold.

•	We further expanded our Internet offerings by including a comprehensive suite of security products.

•	We added to our leadership position in digital multicultural services by adding a further 14 program services.
Revenue and Subscribers

	Year Ended December 31,
(Subscriber statistics in thousands, except ARPU)	2005	2004	% Chg

Homes passed	3,387.5	3,291.1	2.9

Customer relationships (1)	2,413.0	2,355.9	2.4
Customer relationships, net additions (2)	57.1	16.6	—

Basic cable subscribers	2,263.8	2,254.6	0.4
Basic cable, net additions/ (losses) (2)	9.2	(14.8)	—
Core cable ARPU (1)	$48.09	$46.29	3.9

Internet subscribers	1,145.1	936.6	22.3
Internet, net additions (2)	208.5	158.8	31.3
Internet ARPU (1)	$35.51	$37.25	(4.7)

Digital terminals in service	1,139.7	795.7	43.2
Digital terminals, net additions	344.0	182.1	88.9
Digital households	913.2	675.4	35.2
Digital households, net additions (2)	237.8	140.1	69.7

Cable telephony subscribers	47.9	—	—
Cable telephony, net additions	47.9	—	—

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(2)	Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is in accordance with the billing and subscriber agreement terms and conditions, had the impact of increasing net basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, for the year ended December 31, 2005.

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Core Cable Revenue
The increase in Core Cable revenue of 4.1%, which includes cable telephony revenues, and the increase in ARPU to $48.09 from $46.29 compared to the prior year, reflect the growing penetration of our digital products, our continued up-selling of customers into enhanced programming packages, and pricing increases. These increases were partially offset by the impact of discounts associated with increasing adoption of our bundled offerings which offer a discount on price and to the declined equipment revenues resulting primarily from a decrease in equipment rental prices. To mitigate impacts on ARPU and operating profit margins associated with bundled offering discounts, effective during the fourth quarter of 2005 we modified our Better Choice Bundles plans to reduce certain of the available discounts.
On a year over year basis, approximately 65.2% of the Cable TV revenue growth is due to the increased digital subscriber base, which grew by approximately 237,800 households in the year.
Internet Revenue
The growth in Internet revenues of 16.3% primarily reflects the 22.3% increase in the number of Internet subscribers from the previous year. We believe this increase in subscribers is due primarily to the marketing of our Rogers Yahoo! offering and Rogers Better Choice Bundle promotions, and the ability to attract customers with varying needs. This ability to meet the needs of the Internet consumer has resulted in an acceleration of net additions in 2005. Average monthly revenue per Internet subscriber has decreased over 2004 reflecting the increased penetration of lower-priced offerings and the impact of bundling, which we believe to be an effective tactic in retaining customers.
During the year, net Internet additions of 208,500 represented an increase of 31.3% compared to last year. With the Internet subscriber base at approximately 1.15 million, we have 44.0% Internet penetration of basic cable households, and 33.8% Internet penetration as a percentage of all homes passed by our cable networks.
In the first quarter of 2006, we implemented price increases of between $2 to $5 from the published retail rates for certain of our core cable and Internet product offerings.
Cable Telephony Revenue and Subscribers
The Rogers Home Phone voice-over-cable telephony service was launched on July 1, 2005 in the Greater Toronto Area and during the balance of the year, its availability continued to expand. For the year ended December 31, 2005, revenues from cable telephony totalled $4.9 million, which is included in Core Cable revenue, and we ended the year with 47,900 Rogers Cable telephony subscribers.
Video Stores Revenue
During 2005, revenues at Video stores were impacted by a combination of a continuing lack of hit movie titles as well as aggressive competition, which resulted in rental and sales revenues decreasing by $11.6 million or 4.2%. Wireless sales revenue increased by $21.3 million, which mitigated the year-over-year decline in same store revenues. While both dollars per transaction and the number of stores increased, same store revenues decreased by 4.4% compared to the prior year due to fewer total visits in the period (“same stores” are stores that were open for the full quarters in both 2005 and 2004). Video has launched a series of initiatives to counter competitive offerings, which include expanding our corporate gift-card offering, extended rental periods, a fastback payback program, and an online subscription mail-delivered DVD rental service.

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Cable and Video Stores Operating Expenses

	Year Ended December 31,
(In millions of dollars)	2005	2004	% Chg

Cable operating expenses
Sales and marketing expenses	$131.2	$123.3	6.4
Operating, general and administrative expenses	912.8	828.1	10.2

Total Cable operating expenses	1,044.0	951.4	9.7

Video stores operating expenses
Cost of sales	157.5	145.9	8.0
Sales and marketing expenses	131.6	125.4	4.9
Operating, general and administrative expenses	19.8	17.6	12.5

Total Video stores operating expenses	308.9	288.9	6.9

Management fees	41.4	38.9	6.4
Intercompany eliminations	(3.8)	(3.3)	15.2

Operating expenses	$1,390.5	$1,275.9	9.0

Our Cable sales and marketing expenses increased by $7.9 million on a year over year basis, with approximately $5.6 million of the increase related to direct sales and marketing costs of our voice-over-cable telephony service. The Core Cable and Internet expenditures grew only modestly as compared to the same period in 2004. Marketing expenditures were focused on multi-product promotions through the Better Choice Bundles and investment and promotion of our unique digital cable advantages versus satellite competitors. Additionally, we marketed the benefits and enhanced features provided by our Rogers Yahoo! Hi-Speed Internet product.
The year-over-year increase in total Cable operating, general and administrative costs of $84.7 million or 10.2% was driven by the following factors: an incremental $13.6 million in costs in support of voice-over-cable for customer service and support, cost of services, and increased infrastructure costs; service and support costs of $30.1 million related to the growth in digital and Internet subscriber bases, transit and content costs of $32.6 million related to the increase of 9,200 basic, 208,500 Internet and 237,800 digital customers and the existing subscriber base; as well as higher copyright and production fund fees of $8.4 million.
The year-over-year growth in Video store operating expenses relates to increased sales and marketing expenses associated with the growth in the number of stores and the higher cost of sales expenses of $11.6 million associated with the incremental wireless sales and to game rentals attributable to the introduction of a new gaming system.
Operating Profit
The revenue and expense changes described above resulted in Core Cable operating profit increasing 3.0% and total Cable operating profit increasing marginally by 1.1% in 2005 compared to 2004. Core Cable operating margin decreased to 40.2% for 2005, compared to 41.7% in the prior year due to the incremental impact of Rogers Home Phone. Video stores also experienced a margin decline to 5.5% from 8.9% in 2004 primarily due to the increased cost of sales expenses, which more than offset the revenue growth.
Reconciliation of Operating Profit to Loss
The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with Note 20 to our Audited Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

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	Year Ended December 31,
(In millions of dollars)	2005	2004	% Chg

Operating profit (1)	$677.2	$669.8	1.1
Depreciation and amortization	(483.9)	(486.0)	(0.4)

Operating income	193.3	183.8	5.2
Interest expense	(263.6)	(247.9)	6.3
Foreign exchange gain (loss)	2.4	(41.1)	(105.8)
Change in the fair value of derivative instruments	2.2	34.6	(93.6)
Loss on repayment of long-term debt	(9.8)	(18.0)	(45.6)
Gain on sale of investments	2.8	—	—
Write-down of investment	—	(0.5)	(100.0)
Other income (expense)	1.1	(0.5)	—
Income tax expense	(4.8)	(1.2)	—

Loss for the year	$(76.4)	$(90.8)	(15.9)

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
The significant changes in the items listed above are described more fully below.
Depreciation and Amortization Expense
The $2.1 million decrease in depreciation and amortization expense in 2005 relates to a lower amortization expense of $9.8 million for deferred pre-operating costs and the amortization of the net transitional gain of derivative instruments, whereas in 2004 we recorded an amortization expense related to a net transitional loss. These amounts were offset by increased depreciation expense related to PP&E.
Operating Income
Operating income for 2005 increased to $193.3 million, an increase of $9.5 million, or 5.2%, from the $183.8 million earned in 2004. The items to reconcile operating income to the loss for the year are described below.
Interest Expense
Interest expense, including interest expense on intercompany debt, increased by $15.7 million to $263.6 million over last year due to the increased level of borrowing of intercompany debt and bank debt offset partially by a lower average cost of borrowing due to certain debt refinancings during 2004 and an increase in lower cost floating rate debt. See the section entitled “Liquidity and Capital Resources — Financing”.
Foreign Exchange Gain (Loss)
The foreign exchange gain of $2.4 million in 2005 arose primarily from the strengthening of the Canadian dollar from $1.2036 at December 31, 2004 to $1.1659 as at December 31, 2005, as it favourably effected the translation of the unhedged portion of our U.S. dollar-denominated long-term debt. The unhedged portion of our U.S. denominated long-term debt was repaid in December 2005, see “Liquidity and Capital Resources – Financing” below for a discussion of this repayment. In 2004, despite the continuing strength in the Canadian dollar, we recorded a foreign exchange loss of $41.1 million arising primarily from the change in accounting policy for derivative instruments. We discontinued the treatment of cross-currency interest rate exchange agreements as hedges for the six month period ended June 30, 2004, a period during which the Canadian dollar weakened against the U.S. dollar. On July 1, 2004, we designated, for accounting

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purposes, the majority of our cross-currency interest rate exchange agreements as hedges of our U.S. dollar-denominated long-term debt, thereby mitigating our sensitivity to changes in the value of the Canadian dollar for the remainder of the year. See “Change in Fair Value of Derivative Instruments” and “Accounting for Derivative Instruments” below.
Change in the Fair Value of Derivative Instruments
For 2005, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges during the year resulted in a gain of $2.2 million. The decrease on a year over year basis is attributable to our change in accounting for derivative instruments in July 2004. See Note 9 to our Audited Consolidated Financial Statements.
Loss on Repayment of Long-Term Debt
During the fourth quarter of 2005, we redeemed U.S. $113.7 million of our 11% Senior Subordinated Guaranteed Debentures due 2015. Our loss on redemption was $9.8 million including the premium on redemption as well as the write-off of the related deferred financing costs and other amounts.
Gain on the Sale of Investment
During 2005, we sold all of our remaining common shares of Liberate Technologies and Terayon Communication Systems for proceeds and a gain of $2.8 million.
Write-down of Investments
During 2004, a $0.5 million write-down was required to reflect the other than temporary decline in the value of our investment in Liberate Technologies.
Additions to PP&E
The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. We categorize our additions to PP&E according to a standardized set of reporting categories that were developed and agreed upon by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, core cable additions to PP&E are classified into the following five categories:
•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals and Internet and cable telephony modems and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our voice-over-cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing co-axial cable, fibre optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

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	Year Ended December 31,
(In millions of dollars)	2005	2004	% Chg

Customer premises equipment	$268.4	$204.0	31.6
Scaleable infrastructure	202.3	188.0	7.6
Line extensions	75.4	53.7	40.3
Upgrade and rebuild	2.8	40.8	(93.1)
Support capital	112.7	87.1	29.4

Additions to Core Cable PP&E	661.6	573.6	15.3
Additions to Rogers Video stores PP&E	14.6	14.3	2.3

Additions to Rogers Cable PP&E	$676.2	$587.9	15.0

The 15% year-over-year increase in additions to PP&E was attributable to an increase in spending across most categories of PP&E. Spending on customer premises equipment increased by $64.4 million or 31.6% due to 344,000 net additions in Cable’s digital terminals in 2005 and an increase of higher priced PVR and HDTV terminals. With the launch of our voice-over-cable telephony service we have also added cable telephony modems to our asset base. Spending on scaleable infrastructure increased $14.3 million or 7.6% due to investments made in our IP, transport and digital networks while spending on line extensions increased $21.7 million due to the incremental investment made in the commercial Internet base. The $25.6 million or 29.4% increase in support capital spending includes additional investments to our IT infrastructure. Spending on upgrade and rebuild decreased by $38.0 million in 2005 due to completion of the major activities related to our 860 MHz rebuild in 2004.
Total PP&E spending on the cable telephony initiative totalled $113.5 million in 2005, with the cumulative spending on cable telephony since 2004 being $219.5 million.

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Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Summarized Consolidated Financial Results

	Year Ended December 31,
(In millions of dollars, except per share amounts)	2004	2003	% Chg

Operating revenue (1)
Core cable	$1,253.1	$1,186.4	5.6
Internet services	378.9	322.3	17.6

Total cable revenue	1,632.0	1,508.7	8.2
Video stores	317.0	282.6	12.2
Intercompany eliminations	(3.3)	(3.2)	3.1

Total operating revenue	1,945.7	1,788.1	8.8

Operating expenses (1)
Cost of video stores sales	145.9	129.9	12.3
Sales and marketing expenses	248.7	205.1	21.3
Operating, general and administrative expenses	845.7	792.8	6.7
Management fees	38.9	35.4	9.9
Intercompany eliminations	(3.3)	(3.2)	3.1

Total operating expenses	1,275.9	1,160.0	10.0

Operating profit (2)
Cable	680.5	639.8	6.4
Video stores	28.2	23.7	19.0
Management fees	(38.9)	(35.4)	9.9

Total operating profit	669.8	628.1	6.6

Depreciation and amortization	486.0	482.0	0.8

Operating income	183.8	146.1	25.8
Interest expense	(247.9)	(240.7)	3.0
Foreign exchange gain (loss)	(41.1)	49.3	—
Loss on repayment of long-term debt	(18.0)	(5.9)	—
Write-down of investment	(0.5)	—	—
Change in fair value of derivative instruments	34.6	—	—
Investment and other income (expense)	(0.5)	3.9	—
Income tax expense	(1.2)	(7.5)	—

Loss for the year	$(90.8)	$(54.8)	—

Loss per share, basic and diluted	$(0.42)	$(0.27)	—
Total assets	$3,861.9	$3,727.2	3.6
Total liabilities	$4,008.1	$3,056.5	31.1
Additions to PP&E (2)	$587.9	$509.6	15.4

Operating profit margin: (2)
Cable	41.7%	42.4%
Video stores	8.9%	8.4%

Total	34.4%	35.1%

(1)	Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented. See the “New Accounting Standards – Revenue Recognition” section.

(2)	As defined and calculated. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Non-GAAP Calculations” sections.

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Operating Highlights For the Year Ended December 31, 2004
•	We had growth of 158,800 net new Internet subscribers and 140,200 net new digital cable households offset modestly by a net loss of 14,800 basic cable subscribers.

•	In February 2004, we, together with RCI, announced a plan for the deployment of an advanced broadband IP multimedia network to support voice-over-cable telephony and other new voice and data service across our cable service areas.

•	We launched Rogers Yahoo! Hi-Speed Internet services and completed the transition of our entire residential Internet customer base to the new platform. These broadband services include some or all of the following features: safety and security features with parental controls; an e-mail system with e-mail anti-virus; SpamGuard Plus; over 2 gigabytes of mail storage; Rogers Yahoo! Photos with unlimited storage; Rogers Yahoo! Messenger; Internet music and radio; and Rogers Yahoo! Games.

•	We launched “Rogers Yahoo! Hi-Speed Internet Extreme” service with a 5 Megabits per second (“Mbps”) modem setting, and we further expanded our suite of Internet access products with the launch of Rogers Yahoo! Hi-Speed Internet Ultra-Lite service.

•	We added to our rich “Rogers on Demand” suite of products with the addition of additional High Definition channels, the introduction of “The Movie Network OnDemand”, an SVOD service, and also launched a High Definition version of our successful PVR product.

•	We began offering customers in Ontario an all-digital channel line-up with all analog channels now fully digitized to offer picture and sound in digital format to customers who have a Rogers Digital Cable terminal or PVR. With the all digital line-up, these customers are able to experience our extensive programming offering in 100% digital format, while at the same time retaining the ability to watch the analog channels on any cable outlet in the house without the need for extra digital boxes.

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Revenue and Subscribers

	Year Ended December 31,
(Subscriber statistics in thousands, except ARPU)	2004	2003	% Chg

Homes passed	3,291.1	3,215.4	2.4

Customer relationships (1)	2,355.9	2,339.3	0.7
Customer relationships, net additions (1)	16.6	19.7	(15.7)

Basic cable subscribers	2,254.6	2,269.4	(0.7)
Basic cable, net additions (losses)	(14.8)	(0.9)	—
Core cable ARPU (1)	$46.29	$43.69	6.0

Internet subscribers (2)	936.6	777.8	20.4
Internet, net additions (2)	158.8	149.3	6.4
Internet ARPU (1)	$37.25	$38.14	(2.3)

Digital terminals in service	795.7	613.6	29.7
Digital terminals, net additions	182.1	157.5	15.6
Digital households	675.4	535.3	26.2
Digital households, net additions	140.1	133.8	4.7

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(2)	Effective in the third quarter of 2004, we modified the reporting of Internet subscribers to include only those subscribers with service installed, operating and on billing and to exclude those subscribers who have subscribed to the service but installation of the service was still pending. Historically we had included both those subscribers that had the service installed and those with installations pending. Prior period results for Internet subscribers and net additions have been conformed to this current presentation.
Core Cable Revenue
Core cable revenue, which accounted for 64.4% of total revenues in 2004, totalled $1,253.1 million, a $66.7 million or 5.6% increase over 2003. Analog cable service increased year-over-year by $33.3 million due to price increases in August 2003 and July 2004, with the remaining $33.4 million increase primarily attributable to increased penetration of our incremental digital only cable services such as VOD, premium pay, specialty channels and ethnic programming.
The increase in core cable ARPU to $46.29 from $43.69 reflects the growing penetration of our digital products, our continued up-selling of customers into incremental programming packages and pricing changes, in July 2004 and August 2003.
The popularity of our bundled offerings and our Rogers VIP customer loyalty program has continued. We estimate that approximately 1.1 million customers now subscribe to two or more cable, Internet and Wireless services and we expect this trend to continue as we continue to develop and advertise unique product bundles. During the fourth quarter of 2004, we introduced a flexible new approach to bundling, the Rogers Better Choice Bundles, that replaced the Rogers Incredible Bundles which had been introduced in May 2002.

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Internet Revenue
The growth of $56.6 million, or 17.6%, in Internet revenue primarily reflects the 20.4% increase in the number of Internet subscribers. Average monthly revenue per Internet subscriber for 2004 was $37.25, a decrease from $38.14 in 2003, due to increased promotional activity as well as an increase in the proportion of subscribers to our lower priced entry level Internet offerings. Year-over-year, the Internet subscriber base has grown by 158,800, resulting in 28.5% Internet penetration as a percentage of homes passed.
Video Stores Revenue
The $34.4 million, or 12.2%, increase in Video stores revenue reflects the combination of a 7.2% increase in same store revenues and an increase in the number of stores at December 31, 2004 to 294 compared to 279 at December 31, 2003. “Same stores” are stores that were open for a full year in both 2004 and 2003. The strong Video store sales results as compared to 2003 are attributable to an increase in the number of popular titles that were available in the year and higher average revenue per customer visit. At the end of 2004, many of the Video stores were integrated stores that offered access to a wide variety of cable, Internet and Wireless products and services, in addition to the core DVD and video rental and sales offerings.
Cable and Video Stores Operating Expenses

	Year Ended December 31,
(In millions of dollars)	2004	2003	% Chg

Cable operating expenses: (1)
Sales and marketing expenses	$123.3	$89.3	38.1
Operating, general and administrative expenses	828.1	779.6	6.2

Total Cable operating expenses	951.4	868.9	9.5
Video stores operating expenses
Cost of sales	145.9	129.9	12.3
Sales and marketing expenses	125.4	115.8	8.3
Operating, general and administrative expenses	17.6	13.2	33.3

Total Video stores operating expenses	288.9	258.9	11.6
Management fees	38.9	35.4	9.9
Intercompany eliminations	(3.3)	(3.2)	3.1

Operating expenses	$1,275.9	$1,160.0	10.0

(1)	As reclassified — see the “New Accounting Standards — Revenue Recognition” section.
Our cable sales and marketing expenses increased by $34.0 million, or 38.1%, in 2004 compared to 2003. The increase reflects the launch of and transition to our new Rogers Yahoo! Hi-Speed Internet offering across our entire residential Internet subscriber base which was supported with a significant marketing campaign. In addition, we significantly increased the level of spending on market awareness of our unique digital cable offerings and on-demand capabilities versus satellite, as well as an increased sales and distribution presence in retail locations.
The $48.5 million, or 6.2%, increase in cable operating, general and administrative expenses in 2004 compared to 2003 primarily relates to increased costs of programming associated with the growth in digital cable subscribers and the cost related to the deployment of digital set-top terminals; increased costs directly related to servicing a growing base of Internet subscribers; increased pension expense; and the impact of expensing stock options, which began in 2004.

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The $16.0 million increase in cost of sales at the Video stores reflects the higher sales volumes as well as the increased number of store locations. The growth in store locations, from 279 stores at December 31, 2003 to 294 stores at December 31, 2004, was the primary driver of the increase in Video store sales and marketing expenses, which includes the cost of operating the stores. The $4.3 million increase in operating, general and administrative expenses for Video stores reflects increases in costs related to functions such as human resources and administration.
Operating Profit
The 6.4% growth in total cable operating profit reflects the 8.2% revenue growth being more than offset by the 9.5% increase in total cable operating expenses. The 19.0% increase in operating profit at the Video stores was due to increased same store revenues, operating efficiencies and improved margins on the rental and sale of products.
The revenue and expense changes described above resulted in the cable operating margin for 2004 declining to 41.7%, compared to 42.4% in 2003. This compression of our core cable operating margin resulted from our increase in sales and marketing expense as we supported the launch of a large array of new Internet and digital services as described above, the expensing of stock options and increased pension expense. Video operating margins increased to 8.9% in 2004 from 8.4% in the corresponding period of the prior year, as described above.
Reconciliation of Operating Profit to Loss
The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with Note 20 to our Audited Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Year Ended December 31,
(In millions of dollars)	2004	2003	% Chg

Operating profit (1)	$669.8	$628.1	6.6
Depreciation and amortization	486.0	482.0	0.8

Operating income	183.8	146.1	25.8
Interest expense	(247.9)	(240.7)	3.0
Foreign exchange gain (loss)	(41.1)	49.3	—
Change in the fair value of derivative instruments	34.6	—	—
Loss on repayment of long-term debt	(18.0)	(5.9)	—
Writedown of investments	(0.5)	—	—
Dividend income	—	4.5	—
Other expense	(0.5)	(0.6)	(16.7)
Income tax expense	(1.2)	(7.5)	—

Loss for the year	$(90.8)	$(54.8)	—

(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
The significant changes in the items listed above are described more fully below.
Depreciation and Amortization Expense
The $4.1 million increase in depreciation and amortization expense in 2004 reflects the increased additions to PP&E and the resulting higher PP&E asset levels over the past several years.

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Operating Income
Operating income for 2004 increased to $183.8 million, an increase of $37.7 million, or 25.8%, from the $146.1 million earned in 2003. The items to reconcile operating income to the loss for the year are described below.
Interest Expense
Interest expense in 2004, was relatively unchanged as compared with 2003 since the impact of modestly higher debt during most of 2004 was offset by lower interest rates on the fixed rate portion of the debt due to debt re-financing in 2004. See the section entitled “Liquidity and Capital Resources — Financing”.
Foreign Exchange Gain (Loss)
The foreign exchange gain of $49.3 million in 2003 arose primarily from the strengthening of the Canadian dollar (by $0.2872) as it favourably effected the translation of the unhedged portion of our U.S. dollar-denominated long-term debt. In 2004, despite the continuing strength in the Canadian dollar on a year-over-year basis, we recorded a foreign exchange loss of $41.1 million arising primarily from the change in accounting policy for derivative instruments. We discontinued the treatment of cross-currency interest rate exchange agreements as hedges for the 6 month period ended June 30, 2004, a period during which the Canadian dollar weakened against the U.S. dollar. On July 1, 2004, we designated, for accounting purposes, the majority of our cross-currency interest rate exchange agreements as hedges of our U.S. dollar-denominated long-term debt, thereby mitigating our sensitivity to changes in the value of the Canadian dollar for the remainder of the year. See “Change in Fair Value of Derivative Instruments” below.
Change in the Fair Value of Derivative Instruments
Effective January 1, 2004, in accordance with CICA Accounting Guideline 13 (“AcG-13”), “Hedging Relationships”, we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements, as effective hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income. Accordingly, up to June 30, 2004, we recorded the change in fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-currency interest rate exchange agreements.
Effective July 1, 2004, we met the requirements of AcG-13 to treat certain of our cross-currency interest rate exchange agreements as effective hedges for accounting purposes. Hedge accounting was applied prospectively beginning July 1, 2004. The exchange agreements not accounted for as hedges continue to be marked-to-market with their change in fair value each period recorded in or charged against income as appropriate.
For 2004, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a gain of $34.6 million.
Loss on Repayment of Long-Term Debt
In February 2004, we redeemed $300.0 million aggregate principal amount of our 9.65% senior secured second priority debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.
Write-down of Investments
During 2004, a $0.5 million write-down was required to reflect the other than temporary decline in the value of our investment in Liberate Technologies.

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Additions to PP&E
Additions to PP&E totalled $587.9 million in 2004, an increase of $78.3 million, or 15.4%, from $509.6 million in 2003.

	Year Ended December 31,
(In millions of dollars)	2004	2003	% Chg

Customer premises equipment	$204.0	$181.6	12.3
Scaleable infrastructure	188.0	80.1	134.7
Line extensions	53.7	49.4	8.7
Upgrade and rebuild	40.8	114.4	(64.3)
Support capital	87.1	71.0	22.7

Additions to Core Cable PP&E	573.6	496.5	15.5
Additions to Rogers Video stores PP&E	14.3	13.1	9.2

Additions to Rogers Cable PP&E	$587.9	$509.6	15.4

The 15.4% year-over-year increase in our additions to PP&E was primarily attributable to spending on scaleable infrastructure which increased by $107.9 million, of which $93.4 million was related to spending on our voice-over-cable telephony initiative; an increase in customer premises equipment of $22.4 million related to growth in the number of digital terminals purchased and an increase within that mix towards higher priced PVR and HDTV digital terminals; and an increase in support capital of $16.1 million, a portion of which relates to our voice-over-cable telephony initiative. These increases were offset by reduced spending on upgrades and rebuild of $73.6 million. In total, approximately $106.1 million was spent during 2004 on our voice-over-cable telephony initiative.
Employees
Remuneration represents a material portion of our expenses. At December 31, 2005, we had approximately 5,915 full-time equivalent employees, 2,380 of which were employed by Rogers Video, a slight decrease of 5 employees from the approximate 5,920 at December 31, 2004. The decrease in employees is attributable to the reduction in staff at the Video stores offset by the need to service a growing base of digital, Internet and telephony subscribers. Total remuneration paid to employees (both full and part time) in 2005 was approximately $276.4 million, an increase of 6.7% from $259.1 million from 2004.
2. FINANCING AND RISK MANAGEMENT
Liquidity and Capital Resources
Operations
Cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from the loss was $480.9 million for 2005 compared to $490.7 million in 2004.
Taking into account the changes in non-cash working capital items for 2005, cash generated from operations decreased by $84.5 million to $438.1 million compared to $522.6 million in 2004.
Funds raised in 2005, totalled $1,404.2 million comprised of cash flow from operations of $438.1 million together with:
•	$267.0 million net proceeds from drawdowns under our bank credit facility;

•	$695.0 million net intercompany advances from RCI;

•	$2.8 million proceeds from the sale of investments; and

•	$1.3 million from the sale of PP&E.

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Funds used during 2005 totalled approximately $1,415.7 million, the details of which include:
•	$701.0 million additions to PP&E, including a $24.8 million change in non-cash working capital;

•	$351.6 million for the repayment at maturity of US$291.5 million 10.0% Senior Secured Second Priority Notes;

•	$140.9 million for the redemption of US$113.7 million 11% Senior Subordinated Guaranteed Debentures, including the $7.3 million (5.50%) redemption premium;

•	an aggregate net cash outlay of $68.6 million for the settlement of two cross-currency interest rate exchange agreements as discussed below in the Financing section;

•	additions to video rental and DVD inventory of $68.5 million;

•	capital distributions to RCI of $72.0 million, consisting of our regular $6.0 million monthly distributions; and

•	other aggregate expenditures of $13.1 million, including $10.7 million of pre-operating costs in voice-over-cable telephony and $2.4 million of financing costs.
Taking into account the cash deficiency of $18.4 million at the beginning of the period, the cash deficiency at the end of the period was $30.0 million.
Financing
Our long-term financial instruments are described in Note 8 to the 2005 Annual Audited Consolidated Financial Statements.
During the three month period ended March 31, 2005, we repaid the US$291.5 million 10.0% Senior Secured Second Priority Notes at maturity on March 15, 2005. Including the $58.1 million net cash outlay on the settlement of the cross-interest rate swap of US$283.4 million notional amount, we paid a total of $409.8 million.
In addition, on March 15, 2005, a cross-currency swap of US$50.0 million notional amount matured. We incurred a net cash outlay of $10.5 million upon settlement of this swap.
In June, we amended our bank credit facility so that the maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. Among other things, the amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.
During the three months ended December 31, 2005, we redeemed the aggregate US$113.7 million principal amount of our 11% Senior Subordinated Guaranteed Debentures, which were due in 2015. As a result, we paid a 5.50% prepayment premium of $7.3 million and wrote-off deferred financing costs of $1.8 million and other amounts of $0.7 million, resulting in a loss on repayment of long-term debt of $9.8 million.
The cash required for the above-referenced debt repayments and redemptions were funded from cash generated from operations, drawdowns under the bank credit facility and intercompany advances from RCI.

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Covenant Compliance
The terms of the bank credit facility generally impose the most restrictive limitations on our operations and activities as compared to our public debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to operating profit. The Company is currently in compliance with all of the covenants under all of the debt instruments and expects to remain in compliance with all of these covenants. Based upon the most restrictive covenants at December 31, 2005, the Company could have borrowed approximately $2.4 billion, of which $733.0 million could have been borrowed under our bank credit facility, in addition to the $267.0 million outstanding at December 31, 2005.
2006 Cash Requirements
Including the operations of Telecom, we anticipate generating a net cash shortfall in 2006. We believe we will have sufficient capital resources to satisfy our cash funding requirements in 2006, taking into account cash from operations, the amount that is available under our $1.0 billion bank credit facility and intercompany advances from RCI.
Required Principal Repayments
At December 31, 2005, the required repayments on all long-term debt in the next five years totalled $717.6 million. The required repayments are comprised mainly of the $450.0 million 7.60% Senior Secured Second Priority Notes due in 2007 and the $267.0 million outstanding under the bank credit facility which matures in 2010.
Credit Ratings
Since November 8, 2004, Moody’s Investors Service rated the Company’s senior secured and senior subordinated public debt Ba3 and B2 respectively, with a stable outlook. On October 31, 2005 Moody’s placed all of the Rogers public debt ratings under review for a possible upgrade. On February 17, 2006 Moody’s increased the ratings on all of the public Rogers debt including the public debt of Cable. The senior secured rating is now Ba2 with a positive outlook. There is no subordinated rating since our subordinated debt was repaid in December 2005.
On October 27, 2005, Standard & Poor’s Ratings Service revised its outlook on all of the Rogers public debt, including that of Cable to positive from stable. This was the only change in the BB+ and B+ ratings for Cable’s senior secured and senior subordinated debt since they were lowered by Standard & Poor’s on November 8, 2004.
On June 10, 2005, Fitch Ratings initiated coverage of Cable’s senior secured and senior subordinated public debt with ratings of BB+ and BB- respectively. The outlook is stable.
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of S&P and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of S&P, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated.
The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

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Interest Rate and Foreign Exchange Management
Economic Hedge Analysis
For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes analysis.
During the three months ended March 31, 2005, as a result of the repayment of the US$291.5 million 10% Senior Secured Second Priority Notes due 2005, together with the maturity of two-cross-currency interest rate exchange agreements in the aggregate principal amount of US$333.4 million, there was little change on either an accounting basis or on an economic basis, from that disclosed in our 2004 Annual MD&A, in the percentage of our U.S. dollar-denominated debt hedged with cross-currency interest rate exchange agreements. As at March 31, 2005, 93.1% of our U.S. dollar-denominated debt was hedged both on an economic basis and on an accounting basis.
There was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements during the three months ended June 30, 2005 and during the three months ended September 30, 2005. As a result, at September 30, 2005, 93.1% of our U.S. dollar-denominated debt remains hedged both on an economic basis and on an accounting basis.
During the three months ended December 31, 2005, as a result of the redemption of the US$113.7 million 11% Senior Subordinated Guaranteed Debentures, total U.S. dollar-denominated debt decreased to US$1,530.0 million; consequently the amount of debt hedged with respect to foreign exchange via cross-currency interest rate exchange agreements increased to 100% from 93.1% at September 30, 2005 (both on an economic basis and on an accounting basis) since the aggregate notional principal amount of cross-currency interest rate exchange agreements did not change. Our hedged position is noted below.

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(In millions of dollars, except percentages)	December 31, 2005			December 31, 2004
U.S. dollar-denominated long-term debt	US	$1,530.0		US	$1,935.2

Hedged with cross-currency interest rate exchange agreements	US	$1,530.0		US	$1,863.4

Hedged Exchange Rate		1.3837			1.3888

Percent Hedged		100.0	% (1)		96.3%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$1,530.0		US	$1,863.4
at US $ fixed rate of		6.87%			7.43%
to Cdn $ fixed rate of		7.62%			8.36%
on Cdn $ principal of	Cdn	$2,117.0		Cdn	$2,587.9

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$3,010.0		Cdn	$3,299.9
Total long-term debt at fixed rates	Cdn	$2,742.0		Cdn	$3,299.9
Percent of long-term debt fixed		91.1%			100.0%

Weighted average interest rate on long-term debt		7.38%			8.33%

(1)	Pursuant to the requirements for hedge accounting under AcG-13, on December 31, 2005, we accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt so that 100% of our U.S. dollar-denominated hedged on an accounting basis, as well as on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.
We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At December 31, 2005, all of our counterparties to these agreements are financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.
Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused substantial foreign exchange exposure. We have established a target of hedging at least 50% of our foreign exchange exposure through the use of instruments outlined above. We will continue to monitor our hedged position, on an economic basis, with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future, unwinding certain existing hedges or by entering into new cross-currency interest rate exchange agreements or by using other hedging instruments.
Since all of our U.S. dollar denominated long-term debt instruments are hedged for accounting purposes, changes in the foreign exchange rate would not impact the Canadian dollar carrying value of long-term debt, our interest expense and earnings per share.

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At December 31, 2005, interest expense would have changed by $2.68 million for the year if there was a 1% change in the interest rate on the portion of long-term debt that is not at fixed interest rates.
Outstanding Share Data
As of December 31, 2005, we had 100,000,000 Class A Common Shares and 118,166,003 Class B Common Shares outstanding. For additional detail on outstanding shares, refer to Note 11 to the Audited Consolidated Financial Statements.
Dividends and Distributions
Beginning in 2003, we distributed $72.0 million as a return of capital to RCI. In January 2004, RCI directed us to establish, and we adopted, a distribution policy to distribute $6.0 million of cash per month to RCI on a regular basis beginning in January 2004. During 2004, we distributed $72.0 million to RCI under this distribution policy. These amounts were recorded as a reduction in the stated capital of our Class B Common shares. These distributions were permitted under all agreements governing our outstanding debt.
On November 9, 2004, we distributed $660.0 million to RCI as a return of capital. This distribution was recorded as a reduction in the stated capital of our Class B Common shares and was permitted under all agreements governing our outstanding debt.
During 2005, we distributed $72.0 million to RCI under this distribution policy. These amounts were recorded as a reduction in the stated capital of our Class B Common shares. These distributions were permitted under all agreements governing our outstanding debt.
We paid dividends on the First Preferred Shares of nil, nil, $4.5 million, $5.4 million, and $32.2 million in the years ended December 31, 2005, 2004, 2003, 2002, and 2001, respectively, and paid dividends on our Class A and Class B Common shares of nil, nil, nil, $57.6 million, and nil in the years ended December 31, 2005, 2004, 2003, 2002, and 2001, respectively. These dividends were paid to RCI and a wholly-owned subsidiary of RCI.
In 2002, in a series of transactions with a wholly-owned subsidiary of RCI, we were able to utilize tax losses of $413.8 million, the benefit of which had previously been recorded at a value of $124.6 million. For accounting purposes, the utilization of these losses was recorded as a distribution.
Commitments and Contractual Obligations
Contractual Obligations
Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and derivative instruments are summarized below as at December 31, 2005, and are further discussed in Notes 8, 9 and 17 of the Audited Consolidated Financial Statements.

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	Payments Due by Periods
	Less Than			More Than
(In thousands of dollars)	1 Year	1-3 Years	3-5 Years	5 Years	Total

Long-term Debt	$—	$450,000	$267,000	$1,958,827	$2,675,827
Capital Lease	589	—	—	—	589
Operating Leases	61,094	104,588	87,754	63,606	317,042
Purchase Obligations(1)	16,919	15,000	—	—	31,919
Derivative Instruments	791	—	—	333,216	334,007

Total	$79,393	$569,588	$87,754	$2,622,649	$3,359,384

(1)	Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependant. Based on our approximately 2.26 million basic cable subscribers as of December 31, 2005, we estimate that our total payment obligation to programming suppliers and MDU building owners in 2006 will be approximately $460.9 million, including amounts payable to the copyright collectives, the Canadian programming production funds, and expenditures related to our Internet service for Internet interconnectivity and usage charges and our cable telephony service for interconnection to local and long distance carriers will be approximately $74.2 million. We also estimate that Video will spend approximately $60.0 million in 2006 on the acquisition of DVDs, videocassettes and video games (as well as non-rental merchandise) for rental or sale in Video stores. In addition, we expect to pay an additional amount of approximately $16.1 million in 2006 to movie studios as part of our revenue-sharing arrangements with those studios.
Off-Balance Sheet Arrangements
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 19 to the Audited Consolidated Financial Statements.
Derivative Instruments
As previously discussed under section entitled “Interest Rate and Foreign Exchange Management”, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.
Operating Leases
We have entered into operating leases for the rental of premises, distribution facilities, and other contracts. Refer to contractual commitments above and Note 17 to the Audited Consolidated Financial Statements. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole.
3. OPERATING ENVIRONMENT
Government Regulation and Regulatory Developments
Substantially all of our business activities, except for our Video Stores, are regulated by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively “Industry Canada”), the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.

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Canadian Radio-television and Telecommunications Commission
Canadian broadcasting operations, including our cable television systems, radio and television stations, and specialty services are licensed (or operated pursuant to an exception order) and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act. The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers which, includes the regulation of our Internet and telephone services.
Under the Telecommunications Act, the CRTC has the power to exempt any class of Canadian carrier from the application of the legislation if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. The CRTC also has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services.
Effective January 1, 2006, as a result of the reorganization of Cable and Telecom, we will be subject to Telecom’s regulatory environment. Telecom’s retail and wholesale services have been deregulated by the CRTC. Nevertheless, the CRTC continues to retain broad regulatory powers over Telecom under the Telecommunications Act, in particular with respect to interconnection to Telecom’s networks. However, Telecom’s major competitors, the incumbent local exchange carriers (“ILECs”), remain subject to CRTC regulation with respect to many of their services. How the ILECs comply with regulation as well as how the CRTC enforces its regulation against the ILECs could impact Telecom’s operations and financial condition. Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Telecom. Moreover, any change in policy, regulations or interpretations could have a material adverse effect on Telecom’s operations and financial condition and operating results. In addition, the CRTC’s decisions are subject to review under the Telecommunications Act at any time and may be appealed to the Federal Court of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision. The CRTC’s decisions necessary to implement competition in the long distance and local services markets may be appealed or challenged or changed upon review.
Copyright Board of Canada
The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.
Industry Canada
The technical aspects of the operation of television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for radio-telecommunications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.

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Restrictions on Non-Canadian Ownership and Control
Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee company level. The CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.
In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report which opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Industry and Heritage departments will convene to reconcile the two positions. There are currently no further legislative or other initiatives related to liberalization of foreign ownership restrictions.
Distribution of Digital Television Signals
In November 2003, the CRTC released its policy framework for the distribution of digital television signals. Under the framework, cable operators are required to distribute the digital signal of a Canadian broadcaster once the signal is available over the air. Both the analog and digital versions of a Canadian television signal are to be distributed until 85% of the subscribers have digital set-top boxes or digital receivers. In August 2004, the CRTC released its proposed policy framework for the licensing and distribution of high definition pay and specialty services. Under the proposed framework, we would be required to distribute the digital signal of an English language Canadian pay or specialty service which offers at least 50% of its programming in true high definition format (30% for French language services). Both the analog and digital versions of these services would be required to be distributed until 85% of the subscribers have digital set-top terminals or digital receivers. A decision on this procedure is expected in 2006.
In December 2004, the CRTC released its policy framework for the addition of foreign third language services to the Eligible Satellite Services Lists. The new policy adopts a more open approach to the distribution of these services in Canada which will allow us to distribute foreign services that are attractive to our ethnic Canadian customers.
On January 7, 2005, the CRTC released a public notice calling for comments on the transition of analog pay and specialty services from analog distribution to digital distribution. A decision was released on February 28, 2006. The decision provides us and cable operators alike with increased flexibility to package analog services in digital theme packages and in a la carte “pick packs”. The analog services must be sold in digital tiers which “mirror” the analog tiers until at least 2010 and in some circumstances, until 2013. The decision also allows entire analog tiers to be moved to digital once 85% of the customers who have that tier have a digital box.
Telecom Regulation and Regulatory Developments
Effective January 1, 2006, as a result of the reorganization of Cable and Telecom, we will be subject to Telecom’s regulatory environment.

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Canadian Telecommunications Regulatory Overview
In Telecom Decision 2002-34, the CRTC established a separate basket consisting of carrier services purchased by competitors from the ILECs, and ordered that they be priced at incremental cost plus a 15 per cent mark-up. Telecom Decision 2002-34 and associated follow-up proceedings had significant immediate and potential impact on competitors, especially in reducing competitors’ carrier costs. Starting in late 2002, the CRTC issued a series of decisions that were intended to enforce competitive safeguards in the market in relation to the ILECs. These decisions limited the manner in which the ILECs can target competitors’ local customers for winback (Telecom Decision 2002-73), strengthened the rules regulating the manner in which they can bundle tariffed services with untariffed services (Telecom Decision 2002-58), suspended the ILECs’ rights to offer price promotions in respect of local services (PN 2003-1.1) and constrain the ability of the ILECs to use unregulated affiliates to avoid the competitive safeguards (Telecom Decision 2002-76). Subsequently, in Telecom Decision CRTC 2005-25, the CRTC determined that incumbent local exchange carrier promotions in the local wireline market are permitted, subject to a number of competitive safeguards.
The CRTC also released certain decisions in 2004 that were intended to further facilitate competition in the market. These include Telecom Decision CRTC 2004-4 in which the Commission granted Telecom’s request to extend the ILECs’ winback restrictions from three months to 12 months and approved an education program to inform consumers of the existence of local competition; Telecom Decision CRTC 2004-5 in which the Commission directed the major ILECs to file Ethernet access and transport tariffs for use by competitors; and Telecom Decisions 2004-21 and 2004-22 in which the CRTC directed Aliant and Bell Canada respectively to cease and desist violating the service bundling rules.
The CRTC continues to emphasize its commitment to ensuring sustainable facilities-based competition in the Canadian telecommunications sector. It also continues to engage the public in dialogue to determine the most efficient regulatory framework to reach that goal. In 2004, the CRTC conducted two key public proceedings. In Telecom Public Notice 2003- 10, the CRTC initiated a proceeding to impose new or modified price floor regulation on the ILECs with the view to limit or prevent predatory pricing behaviour. In Telecom Decision CRTC 2005-27, the Commission strengthened competitive pricing safeguards applicable to the incumbents. Second, in Telecom Public Notice 2004-2, the CRTC conducted a proceeding to determine how Voice over Internet Protocol (“VoIP”) should be regulated. In Telecom Decision 2005-28-1, the CRTC determined that VOIP offerings by the incumbent telephone companies would continue to be regulated.
In October 2005, the CRTC released its fifth annual report to Cabinet on the state of competition in the Canadian telecommunications sector. This is pursuant to the CRTC’s mandate to assess and report on the state of competition in the industry on an annual basis. The CRTC’s conclusion is that local competition has increased since 2000, although competitors have not yet generally gained the same level of market share in the local markets as they have in the long distance, Internet or data and private line markets. They have, however, made inroads in both the business and residential urban markets in several major centres.
On February 3, 2005, the CRTC released Telecom Decision CRTC 2005-6 with respect to the ILECs’ Competitive Digital Network services (CDN). The decision concluded the process that was initiated by the second Price Cap decision. In Decision 2005-6, the CRTC set the terms and conditions, as well as the rates that competitors will pay the ILECs for digital network services they rely on to provide services to their customers. In arriving at the decision, the Commission took into account: a) the competitors’ reliance on the telephone companies’ network facilities and services; b) the competitive supply that exists in the market place; c) the constraints competitors face in building their own networks; and d) the state of competition in the local market. Rates for access to low-speed services, which are legacy copper-based, were set at cost plus 15 per cent, while rates for high-speed services, which are generally fibre-based and easier to replicate, were reduced from their prior market level to cost plus a margin above 15 per cent. The CRTC found that competitors still rely heavily on the facilities of the telephone companies and that by reducing the prices for underlying facilities, competitors will be able to offer services to more customers and in more regions and growth in their customer base and revenues will facilitate the expansion of their own networks.

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Canadian Regulation of International Traffic
On January 1, 1999, the CRTC instituted a new regulatory regime for international telecommunications. Under this regime, any carrier that transports international telecommunications traffic over a Canadian border requires a Class A licence from the CRTC. Any domestic carrier that originates or terminates, but does not carry over the border, international telecommunications traffic requires a Class B licence from the CRTC. Both types of licensees are subject to minimal reporting requirements and are prevented from acting in an anti-competitive manner. Telecom obtained all such licences.
Competition
Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems, including two Canadian direct broadcast satellite service providers, U.S. direct broadcast satellite service providers, terrestrially-based video service providers, satellite master antenna television, and multi-channel, multi-point wireless distribution systems, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals.
In recent years, telephone companies have acquired licences to operate terrestrial broadcast distribution undertakings (“BDUs”). These companies include TELUS Corporation (“TELUS”), Saskatchewan Telecommunications (“Sasktel”), MTS Communications Inc. (“MTS”), Aliant Inc. (“Aliant”) and, as of November 2004, Bell Canada (“Bell”). We compete directly with Bell in Ontario and with Aliant in New Brunswick and Newfoundland and Labrador. These telephone companies can deliver television service to residential homes and apartment buildings using digital subscriber line (“DSL”) technology. DSL technologies such as very high speed digital subscriber lines (“VDSL”) provide the ability to offer a complete array of standard definition, VOD and SVOD broadcast television services and may be able to provide HDTV. Under the terms of its licence, Bell has until the fourth quarter of 2006 to commercially launch its terrestrial BDU. To date, Bell has not yet launched its terrestrial BDU. Our premium services, such as movie networks, U.S. superstations, PPV and VOD services, also compete to varying degrees with other communications and entertainment media, including home video, movie theatres and live theatre.
Since their launch in 1997, the two Direct to Home (“DTH”) providers licensed by the CRTC to operate in Canada, Bell ExpressVu LLP and Star Choice Communications Inc., have become aggressive competitors to cable television systems in Canada. In addition, access to U.S. Direct Broadcast Service (“DBS”) signals by individuals residing in Canada has been a source of black and grey market competition for Canadian cable television systems. The “black market” refers to pirate DBS equipment Canadian residents illegally obtain and operate. This equipment enables them to decode, without paying a fee, programming services from U.S. DBS providers by defeating the conditional access technology of the systems that prevent unauthorized access. The “grey market” refers to U.S. DBS equipment that Canadian residents obtain and illegally bring into and operate in Canada. Such residents illegally give a false U.S. service address to the U.S. DBS providers, paying a fee to receive programming services not offered for sale in Canada. Unauthorized access by Canadian residents with pirate DBS equipment and theft of Canadian DTH services is another source of competition to Canadian cable companies. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licensed Canadian distributor, is prohibited in Canada. The decision led to increased criminal and civil enforcement activity against black and grey market satellite television dealers in Canada. However, on October 29, 2004, a Quebec court judge issued a further decision which held that those sections of the Radiocommunication Act (Canada) that prohibit the decoding of programming signals, except as authorized by a Canadian distributor, breach the right of freedom of expression contained in the Canadian Charter of Rights and Freedoms. The decision does not take effect until October 2006. This decision was overturned by the Quebec Superior Court on March 31, 2005. Leave to appeal that decision was granted by the Quebec Court of Appeal. A successful appeal may lead to an overall decline in criminal or civil enforcement activity against black or grey market satellite television dealers in Canada.

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Our objective is to offer the fullest possible range of programming and services to our customers. In September 2001, we launched approximately 70 of the new Category 1 and Category 2 digital services licensed by the CRTC in 2000. Since that time, we have launched over 50 additional Category 2 and foreign digital services. We offer more third language digital services than any other Canadian distributor. In late 2001, we also launched a digital offering consisting of HDTV versions of U.S over-the-air broadcast signals from Detroit. With the addition of Raptors HD, CBC French (Société Radio Canada) HD, Sun TV HD, plus 4 HD channels dedicated to premium sports content from the National Collegiate Athletic Association, National Football League, National Hockey League, and Major League Baseball in 2005, we currently offer 32 HDTV channels in total. We have a large, diverse, and highly-competitive offering relative to Canadian service providers and other Canadian cable providers.
Our Internet access services compete generally with a number of other Internet Service Provider (“ISP”) offering competing residential and commercial Internet access services. Many ISPs offer dial-up Internet access services that provide significantly reduced bandwidth capabilities compared to broadband technologies, such as cable modem or DSL. The Rogers Yahoo! Hi-Speed Internet Express and Internet Extreme services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, and with the DSL Internet services of Aliant in New Brunswick and Newfoundland and Labrador. In the majority of our service areas, we also offer less expensive Internet Lite and Internet Ultra-Lite services, each of which have lower modem speed settings than Internet Express or Internet Extreme. Our Internet Lite and Internet Ultra-Lite services compete against similar slower speed DSL services and, because of their reduced speed, compete more directly with dial-up services.
We have increasingly offered our services to customers at a discounted price in exchange for taking multiple services. We believe that offering customer loyalty programs, multi-product bundling, a single bill and single points of customer service contact enables us to reduce individual product churn, to increase the average revenue received from our customers, to lower the cost of customer acquisition and to better service our customers. We, along with Wireless, and Telecom offer bundles which combine cable, Internet, telephony, and wireless services. Bell Canada has offered similar bundles which are now grandfathered. Bell currently does not offer bundle discounts to residential customers.
We face emerging competition from utilities, such as hydroelectric companies, as these companies look to utilize their infrastructure to provide Internet and other services, such as VoIP, that may directly compete with our current and future service offerings. In addition, there are wireless technologies, such as WiFi and WiMax, that potentially could be deployed on a regional basis to provide wireless broadband Internet access to customers.
Rogers Video competes with other DVD, videocassette and video game sales and rental store chains, such as Blockbuster Inc. and Wal-Mart Stores Inc., as well as individually owned and operated outlets and more recently online-based subscription rental services. Competition is principally based on location, price and availability of titles.
Telecom Competition
Effective January 1, 2006, as a result of the reorganization of Cable and Telecom, we will be subject to Telecom’s competitive environment. Telecom competes with the incumbent telephone companies in Canada, including Bell, Telus, and MTS Allstream. Telecom also competes with competitive suppliers of local, long distance, private line and data services using traditional circuit switched and newer VoIP technologies.
One of the biggest forces for potential change in the telecommunications industry is the threat of substitution of the traditional wireline telephone by new technologies. Wireless is often cited as an eventual replacement for the standard home telephone, although experience shows that mobile phones are used primarily as second lines. The popularity of mobile phones among younger generations has resulted in some abandonment of wireline service, but these preferences are not likely to challenge the prominence of the traditional wireline phone for many years, if at all. A more recently cited threat to the standard wireline home telephone is telephone service over the Internet, commonly referred to as ‘voice over IP’ (VoIP).

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In the business market, there is a continuing shift from ATM and frame relay (two common data networks) to IP delivered through VPN services. This transition results in lower costs for both users and carriers. Telecom is well positioned to benefit from this trend with one of the most advanced IP networking solutions available.
Risks and Uncertainties
Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results as outlined below.
We May Fail to Achieve Expected Revenue Growth From New and Advanced Products and Services.
We expect that a substantial portion of our future growth will be achieved from new and advanced cable, Internet, voice-over-cable telephony and other IP products and services. Accordingly, we have invested and continue to invest significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services and have invested and continue to invest significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable products and services that are offered. In addition, any initiatives to increase prices for our services may result in increased churn of our subscribers and a reduction in the total number of subscribers. Alternatively, we may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Our failure to retain existing subscribers while increasing pricing or to attract subscribers to new products and services, or our failure to keep pace with changing consumer preferences for cable products and services, could slow revenue growth and have a material adverse effect our business and financial condition. In addition, our discounted bundled product and service offerings may fail to reduce churn and may have an adverse impact on our financial results.
We Plan to Invest Substantial Resources in Connection With Our Voice-Over-Cable Telephony Services, and We May Not Recover All or Any of Our Investment.
Like many other larger cable system operators or Multiple System Operators (“MSOs”) in North America, we have deployed local telephony service offerings over our cable systems. We use newer soft-switch-based VoIP technologies to deploy local telephony. VoIP, when offered over a DOCSIS cable modem connection to an MSO’s network that is utilizing industry standard Packet Cable certified components, enables us to emulate, with the exception of network powering, the features, functionality and quality of service of traditional local telephone service.
In connection with the offering of voice-over-cable telephony services, the additional variable additions to PP&E associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible back-up powering at the home, is in the range of $300 to $340 per subscriber addition. We also cannot predict whether our voice-over-cable-telephony services will be accepted by our customers or whether our voice-over-cable telephony services will be competitive, from a quality and price perspective, with other telephony services that are and will be available to our customers. In addition, in deciding to invest in voice-over-cable telephony services, we have assumed that ILECs will continue to be regulated for voice services and that effective safeguards will be maintained to restrict the ILECs’ ability to offer these services in an anti-competitive manner. If this assumption proves to be incorrect, we may not recover any or all of our investment in voice-over-cable telephony services, which could have a material adverse effect on our business and financial condition.
Our Business is Subject to Various Governmental Regulations.
Our operations are subject to governmental regulations relating to, among other things, licensing, competition, programming and foreign ownership. A significant percentage of our business activities is regulated by the CRTC under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, and accordingly our results of

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operations are affected by changes in regulations and decisions of the CRTC. Such regulation relates to, among other things, licensing, competition, the specific cable television programming services that it must distribute, as well as percentages of foreign ownership and control of cable television licences. In addition, our CRTC licences must be renewed from time to time and cannot be transferred without regulatory approval. The cable television systems are also required to obtain certain authorizations and to meet certain technical standards established by Industry Canada, pursuant to its authority under the Telecommunications Act and the Radiocommunication Act. Changes in regulation by the CRTC, Industry Canada or any other regulatory body could adversely affect our business and results of operations. In addition, the costs of providing any of our services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access.
Changes to the CRTC’s Regime for Local Telephone Competition Could Affect Our delivery of Local Telephone Service.
On April 28, 2005, the CRTC commenced a proceeding to develop the criteria for deregulation of the incumbents’ local telephone services. A decision is expected in March 2006. On May 12, 2005, the CRTC issued Telecom Decision CRTC 2005-28; Regulatory framework for voice communication services using Internet Protocol. This decision regulates the local telephone services of Canada’s incumbent phone companies which use Internet Protocol technology. The decision was in line with our expectations. Regulation includes costing safeguards designed to prevent the incumbent phone companies from pricing below cost or engaging in anti-competitive conduct. Bell, SaskTel and Telus appealed the decision to the Federal Cabinet in July. Bell and SaskTel also filed an application with the CRTC challenging the constitutionality of the winback rules, another protection for new entrants. In November, Bell and SaskTel filed an application requesting that the CRTC stay the winback rules pending its final determination. On February 23, 2005, Federal Government announced that a Review Panel (“Panel”) would examine Canada’s telecommunications regulatory system. That Panel was appointed and they have issued a Consultation Paper, received submissions and held public consultations through the summer and fall. Their report to the Federal Government was expected in December 2005, but has been delayed until early 2006. If any of these proceedings or processes weakens the regulatory safeguards for new local telephone entrants, it could have a negative impact on our competitive local telephone service.
We Face Substantial Competition.
Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, ISPs and video sales and rental services in Canada. We face competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. The ability to attract and retain customers is also highly dependent on the quality and reliability of service provided, as well as execution of business processes in relation to services provided by competitors.
Competition in Multiple Dwelling Unit Buildings Could Lead to Revenue Losses.
The CRTC Broadcasting Distribution Regulations do not allow us or our competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems. CRTC winback rules also limit communications with customers in multiple dwelling unit buildings (“MDUs”) for ninety days after they have switched to a competitive supplier. In addition, there are restrictions on our ability to communicate with the residents of an MDU for ninety days after a competitive supplier signs an access agreement to provide service in the building. Approximately one-third of our basic cable subscribers are located in MDUs. These regulations and related policies could lead to competitive subscriber losses or pricing pressure in MDUs serviced by us, which could result in a reduction in our revenue.

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Forecasting Additions to PP&E May Become More Difficult, Which May Increase the Volatility of Our Operating Results.
An increasing component of our additions to PP&E will be to support a series of more advanced services. These services include Internet, digital television, PVR, HDTV, VOD, SVOD, cable telephony and other enhanced services that require advanced subscriber equipment. A substantial component of the PP&E required to support these services will be demand driven. For example, increasing per-subscriber bandwidth usage may lead to increased network costs. As a result, forecasting our future levels of additions to PP&E will likely become less precise, which may increase the volatility of our operating results from period to period.
Increasing Programming Costs Could Adversely Affect Our Results of Operations.
Our single most significant purchasing commitment is the total annual cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect our operating results if we are unable to pass such programming costs on to our subscribers.
We Rely on Certain Key Suppliers.
We source our customer premise equipment, certain services and capital builds from certain key suppliers. While we have alternate sources for most of our purchases, the loss of a key supplier could adversely affect the business in the short term.
If We Are Unable to Develop or Acquire Advanced Encryption Technology to Prevent Unauthorized Access to Our Programming, We Could Experience a Decline in Revenues.
We utilize encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. There can be no assurance that we will be able to effectively prevent unauthorized decoding of signals in the future. If we are unable to control cable access with our encryption technology, our subscription levels for digital programming including VOD and SVOD, as well as Rogers Video rentals, may decline, which could result in a decline in our revenues.
We Are Required to Provide Access to Our Cable Systems to Third Party ISPs, Which May Result in Increased Competition.
We are required by the CRTC to provide access to our cable systems to third party ISPs at mandated wholesale rates. The CRTC has approved cost-based rates for third party Internet access service and those rates are currently under review by the CRTC. As a result of the requirement that we provide access to third party ISPs, we may experience increased competition for Internet retail subscribers. In addition, these third party providers would utilize network capacity that we could otherwise use for our own retail subscribers. A third party ISP has connected to our network on a wholesale basis and is providing competing Internet services at retail. The increased competition and reduced network capacity could result in a reduction of our revenue. In 2005, the CRTC permitted ISPs, who have connected to the cable network, to use those access facilities to provide telephone service.
Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Our Costs and Adversely Affect Our Business.
We require access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association filed an application with the Ontario Energy Board

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(“OEB”) asking it to set a pole rate for all hydroelectric distributors in Ontario. The OEB accepted jurisdiction over this matter and set a rate of $22.35 per pole. In New Brunswick, the New Brunswick public utility board has accepted jurisdiction and is currently conducting a proceeding to set a rate. The costs of obtaining access to support structures of NB Power could substantially increase and could adversely affect our operating results.
We Are Highly Dependent Upon Information Technology Systems and the Inability to Enhance Our Systems or a Security Breach or Disaster Could Have an Adverse Impact on Our Financial Results and Operations.
The day-to-day operation of our business is highly dependent on information technology systems. An inability to enhance the information technology systems to accommodate additional customer growth and to support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.
In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. Over 1,400 of our employees and critical elements of our network infrastructure and information technology systems are located at either of two sites: the corporate offices in Toronto and our Toronto operations facility. In the event that we cannot access either of these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and this could result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.
We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations.
Our substantial debt may have important consequences to you. For instance, it could:
•	make it more difficult for us to satisfy our financial obligations;

•	require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.
Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.
We are Controlled by RCI, Which May Lead to a Conflict Of Interest.
We are a wholly-owned subsidiary of RCI as a result of its direct ownership of all of our capital stock. Accordingly, RCI can, subject to applicable law:
•	elect all of our directors;

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•	cause individuals who are employees of or control RCI to be appointed as officers and directors of our company; and

•	otherwise control the outcome of virtually all matters required to be submitted to our shareholder.
RCI, as our sole shareholder, and the directors, officers and employees of RCI and its other subsidiaries who are our directors and officers, are in positions involving the possibility of conflicts of interest with respect to various transactions concerning us. There can be no assurance that any such conflict will be resolved in our favour. In addition, actions taken by RCI and the financial condition of RCI, both matters over which we have no control, may affect us and the market for our securities.
Restrictions in Our Bank Credit Facility and Our Other Debt Instruments May Limit Our Activities.
Our bank credit facility and the terms of our other outstanding debt impose restrictions on our operations and activities, including restrictions on our ability to: incur additional debt; create liens; pay dividends or make other restricted payments; make asset sales; enter into transactions with affiliates; make investments; and merge or consolidate with any other person.
These restrictions on our operating flexibility may limit our ability to execute our business strategy. Some of these restrictions will not apply when our outstanding indebtedness has investment grade ratings from at least two of the following three rating agencies: Standard & Poor’s, Moody’s and Fitch IBCA.
We are also required to meet specified financial ratios under the terms of our bank credit facility. Our ability to comply with these financial covenants will be dependent on our future performance, which will be subject to prevailing economic conditions and other factors, including factors beyond our control such as foreign exchange rates, interest rates, changes in technology and changes in the level of competition. A failure to comply with any of these restrictions or covenants when they apply may result in an event of default under a particular debt instrument, which could permit acceleration of the debt under that instrument and in some cases the acceleration of debt under other instruments that contain cross acceleration provisions. In an event of default, or in the event of a cross-acceleration, we may not have sufficient funds available to make the required payments under our indebtedness.
We Are Subject to Certain Contingencies
We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. We recognize liabilities for contingencies when a loss is probable and capable of being estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in the recognition of an additional liability.
We are Subject to Risks Arising out of our Acquisition of Telecom such as the Risks that we May Not Be Able to Successfully Integrate Telecom or Realize the Anticipated Synergies
Our acquisition of substantially all of the operating subsidiaries of Telecom was based in part on the belief that acquiring Telecom would enable us to achieve cost savings from elimination of duplicative operations and redundant infrastructure and to benefit from efficiencies in operations and capital spending. The successful realization of these synergies will depend on a number of factors, many of which are beyond our control. We may not be able to achieve the cost savings we anticipate from the acquisition, thereby causing its financial results to be lower than expected.
We may not be able to successfully integrate and manage Telecom’s business because of unanticipated difficulties in assimilating their operations, services and corporate culture into our own. If we are unable to successfully integrate and manage Telecom’s business, or if the integration costs, including severance and other employee related costs, as well as

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costs to consolidate facilities, systems and operations, are more than anticipated or the integration diverts management attention or other resources from the operation of the existing business, then our business and financial results, including those of our subsidiaries, may suffer.
We may also be subject to unexpected claims and liabilities arising from the acquisition of Telecom, including claims and liabilities of Telecom that were not disclosed to us or that exceed their estimates. These claims could be costly to defend and result in liabilities to Telecom which may be material in amount.
Telecom Risks and Uncertainties
Effective January 1, 2006, as a result of the reorganization of Cable and Telecom, we will be subject to risks and uncertainties relating to Telecom’s business that could result in a material adverse effect on our business and financial results as outlined below.
Telecom is Highly Dependent on Facilities and Services of the ILECs
The Telecom business is highly dependent on the availability of unbundled facilities acquired from incumbent telecom operators, pursuant to CRTC decisions. Changes to these decisions would severely affect the cost of operating these businesses. Telecom is also reliant on other competitive carriers to access its customers and to deliver its data and voice traffic.
Network Failures Can Reduce Revenue and Impact Customer Service .
The failure of the network or a component of the network would, in some circumstances result in an indefinite loss of service for our customers. In addition, Telecom relies on business partners to complete certain calls. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.
Telecom Faces Substantial Competition.
The ILECs are formidable competitors with significant incumbency advantages. The ILECs compete with both traditional wireline services and newer IP-based services. Non-facilities-based VoIP providers such as AOL Canada and Primus have strong brands and compete in telecom. VoIP services are becoming increasingly promoted and known to consumers.
Competition remains intense in long distance markets with the average price per minute continuing to decline by over 10% per annum. Telecom’s exposure to long distance pricing continues to decline with long distance comprising approximately 43% of total revenue during 2005, down from approximately 50% in the prior year.
In addition, Telecom faces the threat of substitution of the traditional wireline telephone by new technologies. Wireless is often cited as an eventual replacement for the standard home telephone, although experience shows that mobile phones are used primarily as second lines. The popularity of mobile phones among younger generations has resulted in some abandonment of wireline service.
4. ACCOUNTING POLICIES AND NON-GAAP MEASURES
Key Performance Indicators and Non-GAAP Measures
We measure the success of our strategies using a number of key performance indicators, which are outlined below. With the exception of revenue, the following key performance indicators are not measurements in accordance with Canadian or

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U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.
Revenue
We derive the majority of our revenue from recurring monthly and transactional charges for fees in connection with cable, Internet and cable telephony services, as well as other transactional rentals and/or sales of PPV and VOD services, DVDs, videocassettes, video games and other products.
Subscriber Counts
We determine the number of subscribers to our services based on active subscribers. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are considered to be one subscriber regardless of the number of outlets served. When subscribers are deactivated either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued.
Effective in the third quarter of 2004, we modified the reporting of Internet subscribers to include only those subscribers with service installed, operating and on billing and to exclude those subscribers who have subscribed to the service but for whom installation of the service was still pending. Historically, we had included both those subscribers that had the service installed and those with installations pending. Prior period results for Internet subscribers and net additions have been conformed to this current presentation. The change had the impact of reducing total Internet subscribers by 10,900, 12,700, and 11,200 subscribers for the years ended 2002, 2003, and 2004, respectively.
Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the billing and subscriber agreement terms and conditions, had the impact of increasing net basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, in the twelve months ended December 31, 2005
We determine customer relationships based on active subscribers to our basic service plus subscribers who take our Internet and cable telephony services but which do not subscribe to our basic cable service. Refer to “Supplemental Information – Additional Subscriber Information” for further details on this calculation.
Average Revenue per Subscriber
The average revenue per subscriber (“ARPU”) is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher value subscribers. Refer to “Supplemental Information – ARPU Calculation” for further details on this calculation.
Operating Profit and Operating Profit Margin
We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange loss (gain), change in fair value of derivative instruments, loss on repayment of long-term debt, dividend income, write-down of investments, gains on the sales of subsidiaries and investments, and other income (expense). When we calculate operating profit for each of our cable and video segments, we exclude the impact of management fees. Operating profit is a standard measure used in the cable and communications

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industry to assist in understanding and comparing operating results and is often referred to by our competitors as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or operating income before depreciation and amortization (“OIBDA”) We believe this is an important measure because it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allow us to compare our company to our competitors who have different capital or organizational structures. This measure is not a defined term under Canadian or U.S. GAAP.
We calculate total operating profit margin after management fees by dividing operating profit by revenue. In the case of our cable segment operating profit margin, total cable operating profit before management fees is divided by total cable revenue, and for our video segment, video operating profit before management fees is divided by video revenue. This measure is not a defined term under Canadian or U.S. GAAP. Refer to “Supplemental Information – Operating Profit Margin Calculation” for further details on this calculation.
Additions to PP&E
Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the cable, Internet, and telephony business requires extensive and continual investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these additions. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E directly impact our cash flow whereas depreciation and amortization are non-cash accounting measures required under Canadian or U.S. GAAP.
The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons. Our discussions of additions to PP&E as found in the sections entitled “Additions to PP&E” in the MD&A is based on the accrual basis.
Critical Accounting Policies
We have identified the accounting policies outlined below as critical to our business operations and an understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A.
The Audit Committee reviews our accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies which are reviewed by our Audit Committee, see Note 2 to the Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the twelve months ended December 31, 2005 is discussed in the section “New Accounting Standards”.
Revenue Recognition
We consider revenue to be earned as services are performed, provided that ultimate collection is reasonably assured.
We offer certain products and services as part of multiple deliverable arrangements. We divide multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units are then measured and allocated amongst the accounting units based upon their relative fair values and then our relevant revenue recognition policies are applied to them. We recognize revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

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Our revenue is categorized into the following types:
•	Monthly subscriber fees in connection with cable, telephony, Internet services, rental of equipment, network services, are recorded as revenue on a pro rata basis over the month as the service is provided;

•	Revenue from pay-per-view and video-on-demand services, video rentals, and other sales of products are recorded as revenue as the services or products are delivered. Fees earned by the video stores segment in handling transactions of the cable services segment are recorded as charged. These fees are eliminated on consolidation;

•	Revenue from the sale of cable and telecommunications equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer.

•	Installation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, these fees are deferred and amortized over the estimated life of the subscriber, which approximately four years based on subscriber disconnects, transfers of service and moves;

•	Revenue from the sale of Wireless products by the video store segment is recorded when the equipment is delivered and accepted by the customer. Additionally, the video stores segment earns commissions on the activation of new wireless services subscriptions and commissions over the subscription period, which are recorded as earned.

•	Multi-product discounts related to cable, telephony, and Internet services are charged directly to the products to which they relate and as a reduction in revenue over the month; and
Unearned revenue includes subscriber deposits, cable installation fees and amounts received from subscribers and customers related to services and subscriptions to be provided in future periods.
Subscriber Acquisition and Retention Costs
We operate within a highly-competitive industry and generally incur significant costs to attract new cable, Internet and telephony subscribers and to retain our existing subscribers. Subscriber acquisition and retention costs, including sales and marketing expenditures, provision of reduced priced services, and costs associated with the sale of customer premise equipment, which includes the cost of the customer premise equipment, are expensed in the period incurred. Additionally, these acquisition and retention costs would include the amortization expense related to the costs associated with installation reconnect activity.
A large percentage of the subscriber acquisition and retention costs, such as commissions and the provision for reduced services are variable in nature and are directly related to the acquisition and renewal of a subscriber. In addition, subscriber acquisition and retention costs fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.
Capitalization of Direct Labour and Overhead
Direct labour and certain indirect costs associated with the acquisition, construction, development or betterment of our network, cable transmission and distribution facilities and new cable installations are capitalized to PP&E by applying specified capitalization rates.

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Critical Accounting Estimates
This MD&A is made with reference to our Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses during the period. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
Useful Lives of PP&E
We depreciate the cost of PP&E over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, we take into account cable industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly or in a different way than we have anticipated, we might have to shorten the estimated life of certain PP&E, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.
Capitalization of Direct Labour and Overhead
As discussed above, direct labour and certain indirect costs are capitalized to PP&E by applying specified capitalization rates. Estimates of historical construction costs are used to determine these capitalization rates. We assess these rates to ensure their continued applicability, and any changes to these rates, which may be significant, are included prospectively in the periods in which these assessments are completed. Although interest costs are permitted to be capitalized during construction, it is our policy not to capitalize interest.
Impairment of Indefinite-Lived Intangible Assets and Long-lived Assets
Indefinite-lived intangible assets, including goodwill and PP&E, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both discounted and undiscounted cash flow analyses to assess the fair value of both indefinite-lived and long-lived assets and the recoverability of the carrying value of these assets. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. If the fair values of these assets as determined above are less than the related carrying values, impairment losses would have been recognized, as applicable.
Income Tax Estimates
We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax exposure, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or portion of our future tax assets. Various considerations are reflected in this judgment including future profitability of the related company, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. As at December 31, 2005 and as detailed in Note 13 to our Audited Consolidated Financial Statements, we have tax loss carryforwards of approximately $617.6 million expiring at various times through 2015. Our net future income tax asset,

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prior to valuation allowances, totals approximately $131.7 million at December 31, 2005 (2004 — $106.2 million). A full valuation allowance has been provided against our net future income tax assets in each of 2005 and 2004.
New Accounting Standards
In 2005, there was no material impact for new accounting standards as a result of changes to Canadian GAAP, which are further described in the Notes to the Audited Consolidated Financial Statements. In 2004 and 2003, we adopted the following accounting standards as a result of changes to Canadian GAAP:
GAAP Hierarchy
In June 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.
We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation since we believe the historical industry practice of a declassified balance sheet presentation is no longer appropriate.
In addition, within our Consolidated Statement of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of increasing (decreasing) our cash used in investing activities by ($9.8 million), ($5.7 million) and $47.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. In all periods, the corresponding change was to non-cash working capital items within operating activities and for the years ended December 31, 2004, 2003 and 2002, this change had the impact of increasing (decreasing) cash used in investing activities by $9.7 million, $5.7 million and ($47.0 million), respectively.
With the adoption of these two changes, which are further described in the Notes to the Audited Consolidated Financial Statements, we believe that our accounting policies and financial statements comply with this new standard.
Revenue Recognition
On January 1, 2004, we adopted new Canadian accounting standards, based on the CICA Emerging Issues Committee Abstracts 142 and 141 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.
As a result of the adoption of these new accounting standards, the following changes to the recognition and the classification of revenue and expenses have been made:
•	Installation fee revenue from both new connects and re-connects are deferred and amortized over the estimated life of the subscriber which we have determined to be approximately four years based on churn, transfers of service and moves. Re-connect installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber. At December 31, 2004, the revenue deferred with respect to installations was $7.7 million and the related deferred re-connection costs were $5.0 million.

•	Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses. Revenue-based payments to MDU building owners are now recorded in operating, general and administration expenses rather than as a reduction of revenue.

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Stock-Based Compensation
Effective January 1, 2004, Canadian GAAP requires us to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of stock options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2002 and 2003 fiscal years. The offset to the retained earnings is an increase in contributed surplus. Stock based compensation expense related to stock options of $6.0 million has been recorded for the year ended December 31, 2004.
Accounting for Derivative Instruments
Our cross-currency interest rate exchange agreements (“swaps”) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.
Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 81.1% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period were hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps which were designated as hedges.
In November 2001, the CICA issued Accounting Guideline 13 (“AcG-13”), and in November 2002, it amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective, January 1, 2004, we determined that we would not account for our swaps as hedges for accounting purposes and consequently began to account for such swaps on a mark-to-market basis with resulting gains and losses recorded in or charged against income.
We adjusted the carrying value of these instruments from $198.3 million at December 31, 2003 to the fair value of $265.3 million on January 1, 2004. The corresponding transitional loss of $67.0 million was deferred and amortized to income over the remaining life of the underlying debt instruments. Amortization for the six months ended June 30, 2004 totalled $3.8 million.
This change resulted in the recognition in the Consolidated Statement of Income of an unrealized gain related to the change in fair value of the swaps of $39.8 million for the six months ended June 30, 2004. A loss of $54.8 million was also recognized for the six months ended June 30, 2004 related to the unrealized foreign exchange on the debt previously accounted for as being hedged.
Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our instruments, and consequently, on a prospective basis, began to treat approximately US$1,533.4 million notional amount of an aggregate US$1,583.4 million notional amount of swaps (or 96.8%) as hedges against foreign fluctuations on US$1,533.4 million of US dollar- denominated debt.
A new transitional adjustment arising on the change from mark-to-mark accounting to hedge accounting was therefore calculated as at July 1, 2004 resulting in a deferred transitional gain of $20.2 million which will be amortized to income over the shorter of the remaining life of the debt or the term of the swaps. Amortization of this transition gain from July 1, 2004 to December 31, 2004 totalled $2.8 million.
Certain other swaps will continue to not be accounted for as hedges as they do not meet the requirements for hedge accounting under AcG-13. Approximately US$50.0 million notional amount of exchange agreements will continue to be

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accounted for on a mark-to-market basis. The fair value of these exchange agreements of $11.1 million at December 31, 2004 was recorded in derivative instruments.
Recent Canadian Accounting Pronouncements
Non-Monetary Transactions
In 2005, the CICA issued Handbook Section 3831 “Non-monetary transactions” (“CICA 3831”), replacing Section 3830 “Non-monetary transactions”. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases the transaction must be measured at the carrying value. The new requirements are effective for transactions occurring on or after January 1, 2006. We do not expect that this new standard will have a material impact on our consolidated financial statements.
Financial Instruments
In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, Handbook Section 1530, “Comprehensive Income”, and Handbook Section 3865, “Hedges”. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. We are assessing the impact of these new standards.
U.S. GAAP Differences
We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our consolidated financial statements are described in Note 21 to the Audited Consolidated Financial Statements. The significant differences relate to:
•	Gain on sale and exchange on certain cable television systems;

•	Pre-operating costs;

•	Interest capitalization and related depreciation impact;

•	Changes in the fair value of derivative instruments;

•	Installation revenues and costs; and

•	Stock-based compensation.
Intercompany and Related Party Transactions
We have entered into a number of inter-company agreements with RCI, our parent company, and its other subsidiaries. These agreements govern the management, commercial and cost-sharing arrangements that we have with RCI and its other subsidiaries, including Wireless.
We monitor our intercompany and related party agreements to ensure the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. Our agreements with the Rogers group of companies have historically focused on areas of operations in which joint or combined services provide efficiencies of scale or other synergies. For example, RCI manages the customer call centre operations of both our Company and Wireless, with a goal of improving productivity, increasing service levels and reducing cost.
More recently, our arrangements with RCI and its other subsidiaries are increasingly focusing on sales and marketing activities. In addition, we continue to look for other operations and activities that we can share or jointly operate with other companies within the Rogers group. We also receive billing services from Wireless in connection with local and long distance telephone services. In the future, market conditions may require us to further strengthen our arrangements to better coordinate and integrate our operational activities with our affiliated companies. Any new arrangements will be entered into only if we believe such arrangements are in our best interests. The definitive terms and conditions of the agreements relating to these arrangements are subject to the approval of the Audit Committee of our Board of Directors.
Arrangements with RCI
Management Services Agreement
We have entered into a management services agreement with RCI under which RCI provides supplemental executive, administrative, financial, strategic planning, information technology and various other services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of additions to PP&E proposals), treasury and investor relations services, service on our Board of Directors and on committees of our Board of Directors, and advice and assistance on relationships with employee groups, internal audits, purchasing and legal services. In return for these services, we have agreed to pay RCI a monthly fee equal to 2% of our actual consolidated operating revenue. We have also agreed to reimburse RCI for all out-of-pocket expenses incurred in respect of additional services not specifically covered by the management services agreement provided to us.

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Effective January 1, 2006, as a result of the reorganization of Cable and Telecom, Telecom is subject to the Management Services Agreement.
Customer Care Call Centres
We are a party to an agreement with RCI pursuant to which RCI provides customer service functions through its call centres. We pay RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centres. We reimburse RCI for the cost of providing these services based on the actual costs incurred. Under the agreement, RCI is held accountable to meet performance targets as detailed in the agreement. In addition, we own the assets used in the provision of services. This agreement is for an indefinite term and is terminable by either party upon 90 days’ notice.
Information Technology
RCI manages the information technology function for us, including the operation of our billing and customer care system. We reimburse RCI based on the actual costs incurred.
Other Cost Sharing and Services Agreements
We have entered into other cost sharing and services agreements with RCI and its subsidiaries in the areas of accounting, purchasing, human resources, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. Generally, these services are provided to us and other RCI subsidiaries by RCI and have renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs operating expenses and makes PP&E expenditures, these costs are typically reimbursed by us, on a cost recovery basis, in accordance with the services provided on our behalf by RCI.
Arrangements with Affiliated Companies
Invoicing of Common Customers
Pursuant to an agreement, Wireless purchases our accounts receivables and provides invoicing and subscriber account collection services for common subscribers who elect to receive a consolidated invoice for their various Rogers services and for all cable telephony subscribers. Wireless is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing receivables from us at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically.
Accounts Receivable
RCI manages certain aspects of our subscriber account collection activities. We are responsible, however, for the costs incurred in the collection and handling of our accounts.
Real Estate
We lease, at market rates, office space from Wireless.
Wireless Services
We receive wireless services from Wireless. The fees we pay for such services are based on actual usage at market rates.

45

Distribution of Our Products and Services
Wireless has agreed to provide us with retail field support and to represent us in the promotion and sales of our products and services targeted at the business market. Under the retail field support agreement, Wireless pays retail sales representatives for achieving sales targets for cable products and services, and we reimburse Wireless for such payments.
Distribution of Wireless Products and Services
We have entered into an agreement with Wireless for the sale of Wireless products and services through our Video stores. We purchase products, at market rates, for resale from Wireless. We receive commissions equivalent to amounts Wireless pays to third-party distributors for new subscriptions. Effective in 2006, circuit switched telephony will also be sold through Rogers Video stores.
Transmission Facilities
We have entered into agreements with Wireless to share the construction and operating cost of certain co-located fibre-optic transmission and microwave facilities. The costs of those facilities are allocated based on usage or ownership, as applicable. Since there are significant fixed costs associated with these transmission links, we have achieved economies of scale by sharing these facilities with Wireless, resulting in reduced capital costs. In addition, we pay Wireless for the use of its data, circuits, data transmission and links. The price of these services is based on usage or ownership, as applicable.
We reimburse Telecom for costs it incurs for municipal rights of way related to our fibre-optic facilities.
Advertising
We advertise our products and services through radio stations and other media outlets owned by Media. We receive a discount from the customary rates of Media. Media also has agreed to compensate us for the placement of advertising on two of our cable television channels.
Other Cost Sharing and Services Agreements
We pay Media a commission for services provided related to the administration of additional advertising space made available to us by various U.S. specialty programmers.
We pay Media a programming fee for a licensed programming service that it owns. The fee paid is at market rates.

46

Summary of Charges from (to) Related Parties
The following table provides a summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts:

	Financial Statement	Twelve Months Ended December 31,
(in thousands of dollars)	Classification	2005	2004	2003

RCI:
Management fees	Management fees	$41,355	$38,913	$35,385
Interest on notes payable	Interest expense	18,796	552	2,867
Interest related to capital leases	Interest expense	13	28	265
Cost of shared operating expenses	Operating, general and administrative	97,411	83,761	84,866
Cost of PP&E (1)	Additions to PP&E	51,528	15,876	13,473

		209,103	139,130	136,856

Rogers Cable Investments Limited:
Dividends earned	Dividend income	—	—	(4,488)
Dividends paid	Deficit	—	—	4,488

		—	—	—
RWI:
Wireless products and services	Operating, general and administrative	3,605	3,245	2,355
Wireless products and services for resale	Inventory/ Cost of video store sales	36,470	21,127	14,926
Transmission facilities	Operating, general and administrative	(1,304)	(2,052)	(440)
Rent expense	Operating, general and administrative	5,128	4,218	3,516
Consolidated billing services	Operating, general and administrative	5,887	3,947	1,499
Subscriber activation commissions and customer service	Operating revenue	(36,358)	(21,237)	(9,511)
Cost of PP&E (1)	Additions to PP&E	125	2,146	—

		13,553	11,394	12,345

Media:
Access fees	Operating revenue	(7,147)	(5,871)	(5,771)
Advertising and production costs	Sales and marketing expenses	1,402	2,306	2,910
Sales commissions	Operating, general and administrative	905	1,098	872
Programming fees	Operating, general and administrative	22,585	20,790	18,488

		17,745	18,323	16,499

RTI:
Transmission facilities	Operating, general and administrative	110	—	—
Other:
Programming fees paid to related broadcasters	Operating, general and administrative	18,424	19,011	18,967

		18,534	19,011	18,967

		$258,935	$187,858	$184,667

(1)	Cost of PP&E relates primarily to expenditures on information technology infrastructure and call centre technologies from RCI and information technology infrastructure from Wireless.
We entered into certain transactions with companies, the partners or senior officers of which are directors of our company or RCI. During the years ended December 31, 2005, 2004 and 2003, total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $0.6 million, $0.5 million, and $0.8 million, respectively, and for interest charges, financing fees and telecommunications services aggregated $13.1 million, $18.4 million, and $15.4 million, respectively. During the twelve months ended December 31, 2005, 2004 and 2003, the total amounts paid by us to these related parties aggregated to $13.7 million, $18.9 million and $16.2 million, respectively.

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5. ADDITIONAL FINANCIAL INFORMATION
Rogers Cable Inc. — Five-Year Financial Summary
Years ended December 31

(In thousands of dollars, except per share amounts)	2005	2004	2003	2002	2001

Statement of Income Data (1)
Revenue
Cable services (1)	$1,298,956	$1,253,053	$1,186,398	$1,113,889	$1,056,639
Internet services	440,664	378,912	322,290	242,635	166,528
Cable telephony services	4,938	—	—	—	—
Video stores operations	326,926	316,954	282,635	262,995	228,301
Intercompany eliminations	(3,751)	(3,264)	(3,201)	(4,965)	(4,869)

	2,067,733	1,945,655	1,788,122	1,614,554	1,446,599

Operating expenses
Cost of video stores sales	157,466	145,936	129,938	121,335	99,962
Sales and marketing expenses (1)	262,764	248,754	205,068	192,085	159,119
Operating, general and administrative expenses (1)	932,651	845,570	792,843	742,619	675,582
Management fees	41,355	38,913	35,385	31,745	28,781
Intercompany eliminations	(3,751)	(3,264)	(3,201)	(4,965)	(4,869)

Total operating expenses	1,390,485	1,275,909	1,160,033	1,082,819	958,575

Operating profit before management fees (2)	718,603	708,659	663,474	563,480	516,805
Management fees	(41,355)	(38,913)	(35,385)	(31,745)	(28,781)

	677,248	669,746	628,089	531,735	488,024

Cable system integration and At Home termination costs	—	—	—	—	60,436
Workforce reduction	—	—	—	5,850	—
Depreciation and amortization	483,946	486,038	482,050	484,224	433,829

Operating income (loss)	193,302	183,708	146,039	41,661	(6,241)
Interest expense	(263,655)	(247,917)	(240,670)	(213,332)	(174,626)
Dividend income from affiliated company	—	—	4,488	5,447	32,228
Foreign exchange gain (loss)	2,373	(41,089)	49,302	(3,090)	(1,452)
Other income (expense), net	(3,605)	15,685	(6,461)	(35,903)	8,700
Income tax (expense) reduction	(4,837)	(1,196)	(7,541)	146,387	(5,314)

Loss for the year	$(76,422)	$(90,809)	$(54,843)	$(58,830)	$(146,705)

Cash flow from operations (3)	$480,936	$490,695	$447,532	$361,431	$313,033
Additions to PP&E (2)	$676,243	$587,906	$509,562	$650,871	$749,747

Average Class A and Class B shares outstanding (000’s)	218,166	218,166	218,166	218,166	218,166
Basic and diluted loss per share	$(0.35)	$(0.42)	$(0.27)	$(0.29)	$(0.82)
Balance Sheet:
Assets
Property, plant and equipment, net	$2,906,088	$2,709,894	$2,595,761	$2,556,847	$2,373,625
Goodwill	926,445	926,445	926,445	926,445	926,445
Intangible assets	—	—	520	1,040	1,560
Other assets	233,249	225,586	204,490	329,392	360,092

	$4,065,782	$3,861,925	$3,727,216	$3,813,724	$3,661,722

Liabilities and Shareholder’s Equity (Deficiency)
Senior debt (4)	$2,676,416	$2,818,034	$2,326,619	$2,238,016	$1,615,414
Inter-company subordinated debt (4)	936,008	241,000	—	204,500	485,600
Subordinated debt (4)	—	136,819	146,914	179,561	199,075
Accounts payable and accrued liabilities	298,710	377,578	324,120	295,089	369,147
Other liabilities	94,652	69,446	57,171	59,039	98,916
Derivative instruments	348,785	365,194	201,682	(64,522)	(197,346)
Total liabilities	4,354,571	4,008,071	3,056,506	2,911,683	2,570,806
Shareholder’s equity (deficiency)	(288,789)	(146,146)	670,710	902,041	1,090,916

	$4,065,782	$3,861,925	$3,727,216	$3,813,724	$3,661,722

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(1)	As a result of the adoption of new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense, certain changes to the classification have been made for all periods presented. See the “New Accounting Standards – Revenue Recognition” section.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(3)	Cash flow from operations before change in working capital amounts.
(4)	Total long-term debt, including current portion, has been presented to exclude the effect of our cross-currency interest rate exchange agreements.
Summary of Seasonality and Quarterly Results
Quarterly results and statistics for the previous eight quarters are outlined on following pages.
The operating results from Cable and Internet services are subject to modest seasonal fluctuations in subscriber additions and disconnections which are largely attributable to movements of university and college students, individuals temporarily suspending service due to extended vacations, and the timing of promotional activity. Video stores may also experience modest fluctuations from quarter-to-quarter due to the timing of popular titles available throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle.
In addition to the seasonal trends, the most notable trend was that of increasing revenues and operating profit. Our services revenue and operating profit increased primarily due to price increases in August 2005 and August 2004, and increased penetration of our digital products and incremental programming packages. Similarly, the steady growth of Internet revenues has been the result of a greater penetration of Internet subscribers as a percentage of homes passed. Video stores revenue and operating profit has increased due to increased number of stores and a greater variety of products and service offerings resulting in higher average revenue per customer visit.
Other fluctuations in net income from quarter-to-quarter can also be attributed to gains (losses) due to the sale or write-down of investments, non-operating foreign exchange gains (losses), changes in the fair value of derivative instruments, losses on the repayment of long-term debt, and changes in income tax expense.
Effective January 1, 2006, as a result of the reorganization of Cable and Telecom, we will be subject to Telecom’s seasonality. Although Telecom does not have any unique seasonal aspect to its business which would materially impact on our financial results, there are various factors such as holiday periods that may cause seasonal shifts in traffic patterns between consumer versus business customers at Telecom.

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SUPPLEMENTAL INFORMATION:
Historical Quarterly Summary

	2005
(In thousands of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	FY05

Income Statement
Operating Revenue
Cable services	$318,199	$319,056	$326,773	$339,865	$1,303,893
Internet services	104,361	107,320	110,351	118,633	440,665
Video stores operations	83,641	74,735	77,077	91,473	326,926
Intercompany eliminations	(945)	(1,032)	(1,129)	(645)	(3,751)

	505,256	500,079	513,072	549,326	2,067,733

Operating expenses
Cost of video stores sales	38,420	34,147	36,305	48,594	157,466
Sales and marketing expenses	64,490	67,900	66,070	64,304	262,764
Operating, general and administrative expenses	222,622	227,503	239,779	242,747	932,651
Management fees	10,105	9,971	10,288	10,991	41,355
Intercompany eliminations	(945)	(1,032)	(1,129)	(645)	(3,751)

Total operating expenses	334,692	338,489	351,313	365,991	1,390,485

Operating profit before management fees (1)	180,669	171,561	172,047	194,326	718,603
Management fees	(10,105)	(9,971)	(10,288)	(10,991)	(41,355)

Operating profit (1)	170,564	161,590	161,759	183,335	677,248

Depreciation and amortization	124,140	115,462	119,645	124,699	483,946

Operating income	46,424	46,128	42,114	58,636	193,302
Interest expense	(69,701)	(64,397)	(64,744)	(64,813)	(263,655)
Foreign exchange gain (loss)	(868)	(2,545)	9,211	(3,425)	2,373
Change in fair value of derivative instruments	1,037	173	497	444	2,151
Loss on repayment of long-term debt	—	—	—	(9,799)	(9,799)
Other income, net	493	2,344	639	567	4,043
Income tax expense	(1,385)	(1,386)	(884)	(1,182)	(4,837)

Loss for the period	$(24,000)	$(19,683)	$(13,167)	$(19,572)	$(76,422)

Basic and diluted loss per share	$(0.11)	$(0.09)	$(0.06)	$(0.09)	$(0.35)

Operating profit margin % (1)	33.8	32.3	31.5	33.4	32.8

Other Statistics:
Additions to PP&E (1)	115,850	181,688	173,761	204,944	676,243

Property, plant and equipment	2,701,510	2,768,367	2,823,842	2,906,088
Total assets	3,825,911	3,907,281	3,973,797	4,065,782
Total long-term debt, including current portion (2)	2,995,814	2,751,101	2,737,072	2,676,416
Shareholder’s deficiency	(186,840)	(223,107)	(252,689)	(288,789)

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(2)	Total long-term debt, including current portion, has been presented to exclude the effect of our cross-currency interest rate exchange agreements.

50

SUPPLEMENTAL INFORMATION:
Historical Quarterly Summary

	2004
(thousands of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	FY04

Income Statement
Operating Revenue (1)
Cable services	$310,089	$306,831	$316,298	$319,835	$1,253,053
Internet services	89,801	91,832	96,539	100,740	378,912
Video stores operations	73,887	76,940	77,449	88,678	316,954
Intercompany eliminations	(703)	(757)	(915)	(889)	(3,264)

	473,074	474,846	489,371	508,364	1,945,655

Operating expenses
Cost of video stores sales	32,977	36,901	36,048	40,010	145,936
Sales and marketing expenses (1)	59,289	58,332	68,300	62,833	248,754
Operating, general and administrative expenses (1)	210,325	207,076	212,795	215,374	845,570
Management fees	9,462	9,497	9,787	10,167	38,913
Intercompany eliminations	(703)	(757)	(915)	(889)	(3,264)

Total operating expenses	311,350	311,049	326,015	327,495	1,275,909

Operating profit before management fees (2)	171,186	173,294	173,143	191,036	708,659
Management fees	(9,462)	(9,497)	(9,787)	(10,167)	(38,913)

Operating profit (2)	161,724	163,797	163,356	180,869	669,746

Depreciation and amortization	118,702	117,465	112,199	137,672	486,038

Operating income	43,022	46,332	51,157	43,197	183,708
Interest expense	(60,264)	(60,683)	(60,916)	(66,054)	(247,917)
Foreign exchange gain (loss)	(19,624)	(39,606)	9,512	8,629	(41,089)
Change in fair value of derivative instruments	18,349	21,483	(2,713)	(2,549)	34,570
Loss on repayment of long-term debt	(18,013)	—	—	—	(18,013)
Other income (expense), net	(1,024)	150	73	(71)	(872)
Income tax reduction (expense)	(1,044)	(1,772)	(1,472)	3,092	(1,196)

Loss for the period	$(38,598)	$(34,096)	$(4,359)	$(13,756)	$(90,809)

Basic and diluted loss per share	$(0.18)	$(0.16)	$(0.02)	$(0.06)	$(0.42)

Operating profit margin % (2)	34.2	34.5	33.4	35.6	34.4

Other Statistics:
Additions to PP&E (2)	91,575	126,510	126,524	243,297	587,906

Property, plant and equipment	2,572,827	2,586,579	2,602,660	2,709,894
Total assets	3,819,904	3,792,777	3,725,197	3,861,925
Total long-term debt, including current portion (3)	2,619,821	2,658,376	2,542,667	2,954,853
Shareholder’s deficiency	615,537	565,762	544,307	(146,146)

(1)	As a result of the adoption of new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense, certain changes to the classification have been made for all periods presented. See the “New Accounting Standards – Revenue Recognition” section.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(3)	Total long-term debt, including current portion, has been presented to exclude the effect of our cross-currency interest rate exchange agreements.

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SUPPLEMENTAL INFORMATION
Non-GAAP Calculations (1)
OPERATING PROFIT MARGIN CALCULATION

(In millions of dollars, except operating profit margin)	2005	2004

CABLE:
Cable:
Operating Profit	700.6	680.5
Divided by Revenue	1,744.6	1,632.0
Cable Operating Profit Margin	40.2%	41.7%

Video:
Operating Profit	18.0	28.2
Divided by Revenue	326.9	317.0
Video Operating Profit Margin	5.5%	8.9%

TOTAL CABLE AND VIDEO:
Operating Profit	677.2	669.8
Divided by Revenue	2,067.7	1,945.7
Cable and Video Operating Profit Margin	32.8%	34.4%
ADDITIONAL SUBSCRIBER INFORMATION AND ARPU CALCULATION

(In thousands, except ARPU)	2005	2004

Customer relationships (unique)
Basic cable subscribers	2,263.8	2,254.6
Internet subscribers	1,145.1	936.6
Less: Subscribers to both basic cable and Internet	(995.9)	(835.3)

	2,413.0	2,355.9

Core Cable ARPU
Basic cable and digital revenue	1,299.0	1,253.1
Divided by: Average basic cable subscribers (13 - point average)	2,251.0	2,256.0
Divided by: 12 months	12	12

	$48.09	$46.29

Internet ARPU
Internet revenue	440.7	378.9
Divided by: Average Internet subscribers (13 - point average)	1,033.8	847.7
Divided by: 12 months	12	12

	$35.51	$37.25

(1)	For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.

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Consolidated Financial Statements
(Expressed in Canadian dollars)
ROGERS CABLE INC.
Years ended December 31, 2003, 2004 and 2005

AUDITORS’ REPORT TO THE SHAREHOLDER
We have audited the consolidated balance sheets of Rogers Cable Inc. as at December 31, 2004 and 2005 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
March 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Rogers Cable Inc.
We have audited the accompanying consolidated balance sheets of Rogers Cable Inc. and subsidiaries as of December 31, 2004 and 2005 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.
As described in notes 2(l) and 2(o) to the consolidated financial statements, the Company adopted the provisions of The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, Hedging Relationships, and CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, both of which were effective January 1, 2004.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rogers Cable Inc. and subsidiaries as of December 31, 2004 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
March 1, 2006

ROGERS CABLE INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)
December 31, 2004 and 2005

	2004	2005

Assets

Current assets:
Accounts receivable, net of allowance for doubtful accounts of $7,103 at December 31, 2004 and $7,848 at December 31, 2005	$99,545	$96,828
Other current assets (note 3)	79,024	84,786

	178,569	181,614

Property, plant and equipment (note 4)	2,709,894	2,906,088
Goodwill	926,445	926,445
Investments (note 6)	304	302
Deferred charges (note 7)	45,877	50,992
Other long-term assets	836	341

	$3,861,925	$4,065,782

Liabilities and Shareholder’s Deficiency

Current liabilities:
Bank advances, arising from outstanding cheques	$18,417	$29,965
Accounts payable and accrued liabilities	377,578	298,710
Notes payable to Rogers Communications Inc. (note 10)	241,000	936,008
Current portion of long-term debt (note 8)	351,526	589
Current portion of derivative instruments (note 9)	69,967	791
Due to parent and affiliated companies (note 12(a))	4,468	20,737
Unearned revenue	46,561	43,950

	1,109,517	1,330,750

Long-term debt (note 8)	2,603,327	2,675,827
Derivative instruments (note 9)	295,227	347,994

Shareholder’s deficiency (note 11)	(146,146)	(288,789)

	$3,861,925	$4,065,782

Commitments (note 17)
Contingent liabilities (note 18)
Guarantees (note 19)
Canadian and United States accounting policy differences (note 21)
Subsequent event (note 22)
See accompanying notes to consolidated financial statements.

On behalf of the Board:
/s/ Edward S. Rogers, O.C.  Director
/s/ H. Garfield Emerson, Q.C.  Director

ROGERS CABLE INC.
Consolidated Statements of Income
(In thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Operating revenue (note 20(b))	$1,788,122	$1,945,655	$2,067,733

Cost of video store sales	129,938	145,936	157,466
Sales and marketing expenses	205,068	248,754	262,764
Operating, general and administrative expenses	789,642	842,306	928,900
Management fees (note 12(b)(i))	35,385	38,913	41,355
Depreciation and amortization	482,050	486,038	483,946

Operating income	146,039	183,708	193,302

Interest:
Long-term debt	237,803	247,365	244,859
Notes payable to Rogers Communications Inc. (note 10)	2,867	552	18,796

	240,670	247,917	263,655

	(94,631)	(64,209)	(70,353)

Loss on repayment of long-term debt (note 8(k))	(5,945)	(18,013)	(9,799)
Foreign exchange gain (loss) (note 2(g))	49,302	(41,089)	2,373
Change in fair value of derivative instruments	—	34,570	2,151
Gain on sale of investments (note 6(a)(ii))	—	—	2,787
Write-down of investment (note 6(a)(i))	—	(495)	—
Dividend income from affiliated company (note 6(b))	4,488	—	—
Other income (expense)	(516)	(377)	1,256

Loss before income taxes	(47,302)	(89,613)	(71,585)

Income tax expense (note 13):
Current	7,541	1,196	4,837

Loss for the year	$(54,843)	$(90,809)	$(76,422)

Basic and diluted loss per share (note 15)	$(0.27)	$(0.42)	$(0.35)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Deficit
(In thousands of Canadian dollars)
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Deficit, beginning of year:
As previously reported	$(1,894,412)	$(1,953,743)	$(2,047,491)
Change in accounting policy related to stock-based compensation (note 2(o))	—	(2,939)	—

As restated	(1,894,412)	(1,956,682)	(2,047,491)

Loss for the year	(54,843)	(90,809)	(76,422)

Dividends on preferred shares	(4,488)	—	—

Deficit, end of year	$(1,953,743)	$(2,047,491)	$(2,123,913)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Cash provided by (used in):

Operating activities:
Loss for the year	$(54,843)	$(90,809)	$(76,422)
Adjustments to reconcile to net cash flows from operating activities:
Depreciation and amortization	482,050	486,038	483,946
Video rental inventory depreciation	60,416	62,474	64,273
Unrealized foreign exchange loss (gain)	(46,219)	41,961	(3,279)
Loss (gain) on sale of PP&E	183	875	(8)
Loss on repayment of long-term debt (note 8(k))	5,945	18,013	9,799
Write-down of investment (note 6(a)(i))	—	495	—
Gain on sale of investment (note 6(a)(ii))	—	—	(2,787)
Stock-based compensation expense (note 2(o))	—	6,218	7,565
Change in fair value of derivative instruments	—	(34,570)	(2,151)

	447,532	490,695	480,936
Change in non-cash working capital (note 14(a))	19,387	31,926	(42,790)

	466,919	522,621	438,146

Financing activities:
Issue of long-term debt	815,367	2,031,100	778,000
Repayment of long-term debt	(450,352)	(1,395,047)	(996,234)
Premium on early repayment of long-term debt (note 8(k))	(5,073)	(14,475)	(7,345)
Proceeds on termination of cross-currency interest rate exchange agreements (notes 8(k)(iii) and 9)	—	—	402,191
Payment on termination of cross-currency interest rate exchange agreements (note 9)	—	—	(470,825)
Issue of notes payable to Rogers Communications Inc. (note 10)	24,000	241,000	793,500
Repayment of notes payable to Rogers Communications Inc. (note 10)	(228,500)	—	(98,492)
Dividends paid	(4,488)	—	—
Capital distribution to Rogers Communications Inc. (note 11)	(72,000)	(732,000)	(72,000)
Financing costs incurred	(6,221)	(13,688)	(2,400)

	72,733	116,890	326,395

Investing activities:
Additions to PP&E	(509,562)	(587,906)	(676,243)
Change in non-cash working capital related to PP&E	5,673	9,750	(24,802)
Proceeds on sale of PP&E	2,110	1,949	1,309
Proceeds on sale of investments (note 6(a))	—	—	2,787
Pre-operating costs incurred	—	(2,825)	(10,690)
Additions to video rental inventory	(58,544)	(61,921)	(68,450)

	(560,323)	(640,953)	(776,089)

Decrease in cash and cash equivalents	(20,671)	(1,442)	(11,548)

Cash and cash equivalents (deficiency), beginning of year	3,696	(16,975)	(18,417)

Deficiency, end of year	$(16,975)	$(18,417)	$(29,965)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.
For supplemental cash flow information and disclosure of non-cash transactions, see note 14(b) and (c).
See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
1.	Nature of the business:

Rogers Cable Inc. (“RCAB”) is a wholly-owned subsidiary of Rogers Communications Inc. (“RCI”). RCAB owns and operates cable television systems, a chain of video stores, and provides Internet access and cable telephony services through its cable network. RCAB and its subsidiary companies are collectively referred to herein as the “Company”.

2.	Significant accounting policies:
(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from United States GAAP, as described in note 21. The consolidated financial statements include the accounts of RCAB and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Investments are recorded at cost and are written down when there is evidence that a decline in value that is other than temporary has occurred.

(b)	Property, plant and equipment:

Property, plant and equipment (“PP&E”) are recorded at purchase cost. During construction of new cable areas or during the rebuilding or upgrading of cable television systems, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

The cost of the initial subscriber installation is capitalized. Costs of all other connections and disconnections are expensed, except for incremental direct installation costs related to reconnect customers, which are deferred to the extent of reconnect installation revenues. Deferred reconnect revenues and expenses are amortized over the related service period of approximately four years.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
(c)	Depreciation:

PP&E and video rental inventory are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Diminishing balance	5%
Towers and headends	Straight line	10%
Distribution cable and subscriber drops	Straight line	6-2/3% - 10%
Modems and set-top terminals	Straight line	20% - 33-1/3%
Programming and other equipment	Straight line	20%
Computer equipment and software	Straight line	25% - 33-1/3%
Leasehold improvements	Straight line	Shorter of estimated useful life and term of lease
Other equipment	Diminishing balance	20% - 30%
Video rental inventory	Diminishing balance	6 months

Depreciation expense for video rental inventory is charged to cost of video store sales. Depreciation for PP&E is charged to depreciation and amortization expense.

(d)	Asset retirement obligations:

Asset retirement obligations are legal obligations associated with the retirement of long-lived tangible assets that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction, and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates that asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to operating expenses.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
(e)	Long-lived assets:

Long-lived assets, including PP&E and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2004 and 2005, no impairment in the carrying value of these assets existed.

(f)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company tested goodwill for impairment at December 31, 2004 and 2005, and determined no impairment in the carrying value existed.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
(g)	Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. The accounting for the effect of cross-currency interest rate exchange agreements used to hedge long-term debt is described in note 2(l). Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. In each of the years ended December 31, 2003, 2004 and 2005, foreign exchange gains (losses) related to the translation of long-term debt totalled $46.2 million, ($42.0 million) and $3.3 million, respectively.

(h)	Deferred charges:

The costs of obtaining bank and other debt financings are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods up to five years.

(i)	Inventories:

Inventories are valued at the lower of weighted average cost and net realizable value. Video rental inventory, which includes videocassettes, DVDs and video games, is depreciated to its estimated residual value. The residual value of the video rental inventory is recorded as a charge to operating expense on the sale of the video rental inventory. Depreciation of video rental inventory is charged to cost of video store sales on a diminishing-balance basis over a six-month period.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
(j)	Pension benefits:

The Company’s employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan during the year. For the year ended December 31, 2003, 2004 and 2005, contributions of $4.5 million, $10.8 million and $11.1 million were required, resulting in pension expense of the same amounts. The Company does not provide its employees with post-retirement benefits other than pensions.

The Company also provides unfunded supplemental pension benefits to certain executives. As at December 31, 2004 and 2005, the accrued benefit obligation relating to these supplemental plans amounted to approximately $0.6 million and $0.8 million, respectively, and the related expense for the years ended December 31, 2003, 2004 and 2005 was $0.1 million, $0.5 million and $0.2 million, respectively.

(k)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(l)	Derivative instruments:

The Company uses derivative instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
For the year ended December 31, 2003, all such instruments were designated as hedges of specific debt instruments. The Company accounted for these financial instruments as hedges and, as a result, the carrying values of the financial instruments were not adjusted to reflect their current fair value. The net receipts or payments arising from financial instruments relating to interest were recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument was adjusted to fair value. If the related debt instrument that was hedged was repaid, then the gain or loss was recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss was deferred and amortized over the remaining life of the original debt instrument. These instruments were periodically reviewed by the Company to ensure that the instruments were highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item. For those instruments that did not meet the above criteria, variations in their fair value were marked-to-market on a current basis in the Company’s consolidated statements of income.

Effective January 1, 2004, the Company adopted Accounting Guideline 13, Hedging Relationships (“AcG-13”), which established new criteria for hedge accounting for all hedging relationships in effect. Effective January 1, 2004, the Company re-assessed all relationships to determine whether the criteria for hedge accounting were met, and applied the new guidance on a prospective basis. The Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument’s inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying currency risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items. Derivative instruments that meet these criteria are carried at their intrinsic value. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against income.

See note 9 for a discussion of the impact of the adoption of this standard in 2004.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
(m)	Revenue recognition:

The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is then measured and allocated amongst the accounting units based upon their fair values and then the Company’s relevant revenue recognition policies are applied to them. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

The Company’s principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:
(i)	Monthly subscriber fees in connection with cable, telephony, Internet services and rental of equipment are recorded as revenue on a pro rata basis over the month as the service is provided;

(ii)	Revenue from pay-per-view and video-on-demand services, video rentals and other transactional sales of products are recorded as revenue as the services or products are delivered. Fees earned by the video stores segment in handling transactions of the cable services segment are recorded as charged. These fees are eliminated on consolidation.

(iii)	Revenue from the sale of cable equipment is recorded when the equipment is delivered and accepted by the customer.

(iv)	Installation fees charged to subscribers do not meet the criteria as a separate unit of accounting. Installation fees and the related cable, telephony or Internet service revenue are considered one unit of accounting. As a result, these installation fees are deferred and amortized over the related service period, which is estimated to be approximately four years based on subscriber disconnects, transfers of service and moves.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
(v)	Multi-product discounts are incurred as the cable, telephony and Internet products and services are provided, and are charged directly to the products and services to which they relate.

(vi)	Revenue from the sale of Rogers Wireless Inc. (“RWI”) products by the video stores segment is recorded when the equipment is delivered and accepted by the customer. Additionally, the video stores segment earns commissions on the activation of new RWI service subscriptions and commissions over the subscription period, which are recorded as earned.
Unearned revenue includes subscriber deposits, installation fee revenue and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(n)	Subscriber acquisition costs:

The Company expenses all costs related to the acquisition or retention of subscribers except as described in note 2(b).

(o)	Stock-based compensation:

Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company adopted the standard retroactively without restating prior periods. The Company determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes option pricing model, and recorded an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2003 and 2002 fiscal years, with a corresponding increase in contributed surplus.

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value-based method. The estimated fair value is amortized to expense over the vesting period.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors, including restricted stock units, are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the awards. Compensation cost for the awards is recorded in operating income over the vesting period of the award. Changes in the Company’s payment obligation prior to the settlement date are recorded in operating income over the vesting period. The payment amount is established for these awards on the date of exercise of the award by the employee.

The Company participates in the RCI employee share accumulation plan. Under the terms of the plan, participating employees with the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, RCI Class B Non-Voting shares on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. Certain employees are eligible for a higher percentage match by the Company. The administrator then uses this amount to purchase additional shares of RCI Class B Non-Voting shares on behalf of the employee. The Company records its contribution as compensation expense. The share accumulation plan is more fully described in note 11(f).

The Company had a directors’ deferred share unit plan, under which directors of the Company were entitled to elect to receive their remuneration in deferred share units of RCI Class B Non-Voting shares. Upon departure as a director, these deferred share units were to be redeemed by the Company at the then current RCI Class B Non-Voting Shares’ market price. Compensation expense was recognized in the amount of the directors’ remuneration as their services were rendered. The related accrued liability was adjusted to the market price of the RCI Class B Non-Voting shares at each balance sheet date and the related adjustment was recorded in operating income. At December 31, 2004 and 2005, a total of 1,467 and nil, respectively, deferred share units were outstanding.

(p)	Earnings per share:

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of potentially dilutive instruments, as described in note 15.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
(q)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other future tax assets, capitalization of internal labour and overhead, useful lives of depreciable assets and the recoverability of long-lived assets, goodwill and intangible assets which require estimates of future cash flows. Significant changes in the assumptions, including those with respect to future business plans and cash flows, could change the recorded amounts by a material amount.

(r)	Adoption of new accounting pronouncements:
(i)	Consolidation of variable interest entities:

Effective January 1, 2005, the Company adopted Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. There was no impact to the consolidated financial statements of the Company as a result of adopting this standard since the Company does not have an interest in any entities subject to control on a basis other than ownership of voting interests.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
(ii)	Arrangements containing a lease:

CICA Emerging Issues Committee (“EIC”) Abstract 150, Determining Whether an Arrangement Contains a Lease (“EIC 150”), addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. EIC 150 was effective for arrangements entered into or modified after January 1, 2005. There was no impact to the consolidated financial statements of the Company as a result of the adoption of this new standard since the Company has not entered into such arrangements.
(s)	Recent Canadian accounting pronouncements:
(i)	Non-monetary transactions:

In 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions (“CICA 3831”), replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases, the transaction must be measured at the carrying value. The new requirements are effective for transactions occurring on or after January 1, 2006. The Company does not expect that this new standard will have a material impact on its consolidated financial statements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2.	Significant accounting policies (continued):
(ii)	Financial instruments:

In 2005, the CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement, Handbook Section 1530, Comprehensive Income, and Handbook Section 3865, Hedges. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. The Company is currently assessing the impact of these new standards.
3.	Other current assets:

	2004	2005

Inventories	$40,083	$38,034
Video rental inventory	31,132	35,309
Prepaid expenses and other assets	7,809	11,443

	$79,024	$84,786

Depreciation expense for video rental inventory is charged to cost of video store sales and for the years ended December 31, 2003, 2004 and 2005 amounted to $60.4 million, $62.5 million and $64.3 million, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
4.	Property, plant and equipment:

Details of PP&E are as follows:

			2004			2005
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value

Land and buildings	$59,825	$16,059	$43,766	$59,627	$18,268	$41,359
Towers and headends	634,653	322,024	312,629	704,886	341,951	362,935
Distribution cable and subscriber drops	3,707,610	1,816,563	1,891,047	3,975,654	2,045,538	1,930,116
Modems and set-top terminals	625,130	389,301	235,829	714,271	404,592	309,679
Programming and other equipment	90,165	65,373	24,792	89,287	63,192	26,095
Computer equipment and software	437,022	313,645	123,377	460,054	313,679	146,375
Leasehold improvements	115,393	82,043	33,350	127,506	88,786	38,720
Other equipment	205,068	159,964	45,104	208,703	157,894	50,809

	$5,874,866	$3,164,972	$2,709,894	$6,339,988	$3,433,900	$2,906,088

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 amounted to $468.4 million, $470.9 million and $478.7 million, respectively.

PP&E not yet in service and, therefore, not depreciated at December 31, 2004 and 2005 amounted to $146.1 million and $108.3 million, respectively.

5.	Intangible assets:

	2004	2005

Subscribers	$5,200	$5,200
Less accumulated amortization	5,200	5,200

	$—	$—

Subscribers were amortized on a straight-line basis over 10 years. Amortization of subscribers for each of the years ended December 31, 2003, 2004 and 2005 amounted to $0.5 million, $0.5 million and nil, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
6.	Investments:

			2004		2005
			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value

Publicly traded companies:
Liberate Technologies	—	Common
Inc. (“Liberate”)	(2004 - 220,222)	shares	$573	$1	$—	$—

Terayon Communication Systems, Inc.	—	Common
(“Terayon”)	(2004 - 580,000)	shares	1,892	1	—	—

			$2,465	2	$—	—

Other investments, at cost, net of write-downs				302		302

				$304		$302

(a)	Publicly traded companies:
(i)	During 2004, the Company wrote down its investment in Liberate by $0.5 million due to a decline in market value that was other than temporary.

(ii)	During 2005, the Company sold its investments in Liberate and Terayon for proceeds of $2.8 million.
(b)	Affiliated companies:

The first preferred shares of Rogers Cable Investments Limited (“RCIL”) entitled the Company to dividends at the bank prime rate plus 1.25% per annum, payable quarterly. RCIL is an affiliate of the Company and a wholly-owned subsidiary of RCI. Dividend income earned from RCIL for the years ended December 31, 2003, 2004 and 2005 amounted to $4.5 million, nil and nil, respectively.

The investment in the first preferred shares of RCIL was completed in connection with transactions that had the effect of transferring tax losses of the Company to a subsidiary of the Company.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
6.	Investments (continued):
During 2003, the redemption of 100,000 first preferred shares of RCIL held by the Company, valued at $100.0 million, were offset by the redemption of 100,000 of the Company’s first preferred shares held by RCIL (note 11(a)(ii)) resulting in the elimination in the Company’s investment in the first preferred shares of RCIL.
7.	Deferred charges:

	2004	2005

Financing costs	$38,066	$32,499
Pre-operating costs	2,826	11,263
Deferred installation costs (note 2(b))	4,985	7,230

	$45,877	$50,992

Amortization of deferred charges for the years ended December 31, 2003, 2004 and 2005 amounted to $13.2 million, $13.6 million and $8.4 million, respectively. Accumulated amortization as at December 31, 2004 and 2005 amounted to $53.7 million and $28.9 million, respectively.
During 2004 and 2005, the Company deferred $2.8 million and $10.7 million, respectively, of pre-operating costs in connection with the cable telephony service. These costs are being amortized over a period of three years.
For the years ended December 31, 2003, 2004 and 2005, financing costs of $6.2 million, $13.7 million and $2.4 million, respectively, were deferred in connection with the issuance of certain long-term debt and amendments to the bank credit facility (note 8).
In connection with the repayment of certain long-term debt in 2003, 2004 and 2005, the Company wrote off deferred financing costs of $0.8 million, $3.5 million and $1.8 million, respectively (note 8(k)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
8.	Long-term debt:

	Interest rate	2004	2005

(a) Bank credit facility	Floating	$—	$267,000
(b) Senior Secured Second Priority Notes, due 2005	10.00%	350,889	—
(c) Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(d) Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(e) Senior Secured Second Priority Notes, due 2012	7.875%	421,260	408,065
(f) Senior Secured Second Priority Notes, due 2013	6.25%	421,260	408,065
(g) Senior Secured Second Priority Notes, due 2014	5.50%	421,260	408,065
(h) Senior Secured Second Priority Notes, due 2015	6.75%	337,008	326,452
(i) Senior Secured Second Priority Debentures, due 2032	8.75%	240,720	233,180
(j) Senior Subordinated Guaranteed Debentures, due 2015	11.00%	136,819	—
Obligations under capital lease	8.836%	637	589

		2,954,853	2,676,416

Less current portion		351,526	589

		$2,603,327	$2,675,827

Further details of long-term debt are as follows:
(a)	Bank credit facility:

In June 2005, the Company amended its bank credit facility (the “Bank Credit Facility”). The maximum amount of the facility has been reduced by $75.0 million to $1.0 billion, comprised of $600.0 million Tranche A and $400.0 million Tranche B. The amendment served to extend the maturity dates of both Tranche A and Tranche B from January 2, 2009 to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
8.	Long-term debt (continued):
At December 31, 2005, $267.0 million (2004 — nil) was outstanding under the Bank Credit Facility.

The Bank Credit Facility is secured by the pledge of a senior bond issued under a deed of trust which is secured by substantially all of the assets of RCAB and its wholly-owned subsidiary, Rogers Cable Communications Inc. (“RCCI”), subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust would be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds would be applied pro rata to repay all other obligations of the Company secured by senior bonds, including the Tranche B Credit Facility and the Company’s senior secured notes and debentures.

The Bank Credit Facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the Bank Credit Facility ranges from nil to 2.0% per annum over the bank prime rate or base rate or 0.625% to 3.25% per annum over the bankers’ acceptance rate or LIBOR.

(b)	Senior Secured Second Priority Notes, due 2005:

On March 15, 2005, the Company repaid all of the U.S. $291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due March 15, 2005. (note 8(k)(iii)).

(c)	Senior Secured Second Priority Notes, due 2007:

The Company’s $450.0 million Senior Secured Second Priority Notes mature on February 6, 2007. The Notes are redeemable at the Company’s option, in whole or in part, at any time, subject to a certain prepayment premium.

(d)	Senior Secured Second Priority Notes, due 2011:

On November 30, 2004, the Company issued $175.0 million Senior Secured Second Priority Notes due on December 15, 2011. These Notes are redeemable at the Company’s option, in whole or in part, at any time, subject to a certain prepayment premium.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
8.	Long-term debt (continued):
(e)	Senior Secured Second Priority Notes, due 2012:

The Company’s U.S. $350.0 million Senior Secured Second Priority Notes mature on May 1, 2012. The Notes are redeemable at the Company’s option, in whole or in part, at any time, subject to a certain prepayment premium.

(f)	Senior Secured Second Priority Notes, due 2013:

On June 19, 2003, the Company issued U.S. $350.0 million Senior Secured Second Priority Notes due on June 15, 2013. The Notes are redeemable at the Company’s option, in whole or in part, at any time, subject to a certain prepayment premium.

(g)	Senior Secured Second Priority Notes, due 2014:

On March 11, 2004, the Company issued U.S. $350.0 million Senior Secured Second Priority Notes due on March 15, 2014. The Notes are redeemable at the Company’s option, in whole or in part, at any time, subject to a certain prepayment premium.

(h)	Senior Secured Second Priority Notes, due 2015:

On November 30, 2004, the Company issued U.S. $280.0 million Senior Secured Second Priority Notes, due on March 15, 2015. The Notes are redeemable at the Company’s option, in whole or in part, at any time, subject to a certain prepayment premium.

(i)	Senior Secured Second Priority Debentures, due 2032:

The Company’s U.S. $200.0 million Senior Secured Second Priority Debentures mature on May 1, 2032. The Debentures are redeemable at the Company’s option, in whole or in part, at any time, subject to a certain prepayment premium.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
8.	Long-term debt (continued):

Each of the Company’s Senior Secured Notes and Debentures described above are secured by the pledge of a senior bond which is secured by the same security as the security for the Bank Credit Facility described in note 8(a) and rank equally in regard to the proceeds of any enforcement of security with Tranche B.
(j)	Senior Subordinated Guaranteed Debentures, due 2015:

During 2005, the Company redeemed U.S. $113.7 million aggregate principal amount outstanding of its 11% Senior Subordinated Guaranteed Debentures due 2015 at a redemption price of 105.5% of the aggregate principal amount together with accrued and unpaid interest (note 8(k)(iii)).
Interest is paid semi-annually on all of the Company’s notes and debentures.
(k)	Debt repayments:
(i)	During 2003, the Company redeemed an aggregate of U.S. $74.8 million principal amount of Senior Secured Second Priority Debentures which were due on December 1, 2007. As a result, the Company paid a prepayment premium of $5.1 million and wrote off deferred financing costs of $0.8 million, resulting in a loss on the repayment of long-term debt of $5.9 million.

(ii)	During 2004, the Company redeemed an aggregate of $300.0 million principal amount of Senior Secured Second Priority Debentures which were due in 2014. As a result, the Company paid a prepayment premium of $14.5 million and wrote off deferred financing costs of $3.5 million, resulting in a loss on the repayment of long-term debt of $18.0 million.

(iii)	During 2005, the Company repaid on maturity U.S. $291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes, due 2005. The Company had a net cash outlay of $58.1 million on the settlement of the cross-currency interest rate exchange agreement of U.S. $283.4 million notional amount that qualified as a hedge for accounting purposes for a portion of these 10.0% Notes (note 9).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
8.	Long-term debt (continued):
Additionally, the Company redeemed the aggregate U.S. $113.7 million principal amount of Senior Subordinated Guaranteed Debentures, which were due in 2015. As a result, the Company paid a 5.50% prepayment premium of $7.3 million and wrote-off deferred financing costs of $1.8 million and other amounts of $0.7 million, resulting in a loss on repayment of long-term debt of $9.8 million.
(l)	Weighted average interest rate:

The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2005, including the effect of all of the derivative instruments was 7.38% (2004 — 8.33%).

(m)	Principal repayments:

At December 31, 2005, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2006	$589
2007	450,000
2008	—
2009	—
2010	267,000
Thereafter	1,958,827

$2,676,416

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments and sales of assets. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2005, the Company is in compliance with all terms of the long-term debt agreements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
9.	Derivative instruments:

Details of the derivative instruments are as follows:

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2004	notional	rate	notional	amount	fair value

Cross-currency interest rate exchange agreements accounted for as hedges	$1,813,437	1.3880	$2,517,043	$334,391	$487,147
Cross-currency interest rate exchange agreements not accounted for as hedges	50,000	1.4165	70,825	11,111	11,111
Interest exchange agreements not accounted for as hedges	—	—	30,000	2,347	2,347

	1,863,437		2,617,868	347,849	500,605

Transitional gain	—	—	—	17,345	—

	1,863,437		2,617,868	365,194	500,605

Less current portion	333,437	1.4120	470,825	69,967	72,641

	$1,530,000		$2,147,043	$295,227	$427,964

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2005	notional	rate	notional	amount	fair value

Cross-currency interest rate exchange agreements accounted for as hedges	$1,530,000	1.3837	$2,117,043	$333,216	$612,935
Interest exchange agreements not accounted for as hedges	—	—	30,000	791	791

	1,530,000		2,147,043	334,007	613,726

Transitional gain	—	—	—	14,778	—

	1,530,000		2,147,043	348,785	613,726

Less current portion	—	—	30,000	791	791

	$1,530,000		$2,117,043	$347,994	$612,935

Effective January 1, 2004, the Company determined that it would not account for its cross-currency interest rate exchange agreements as hedges for accounting purposes and, consequently, began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
9.	Derivative instruments (continued):

The Company adjusted the carrying value of these instruments from $198.3 million at December 31, 2003 to their fair value of $265.3 million on January 1, 2004. The corresponding transitional loss of $67.0 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of its derivative instruments and, consequently, on a prospective basis, began to treat approximately U.S. $1,533.4 million notional amount of the aggregate U.S. $1,583.4 million, or 96.8%, of these exchange agreements as hedges for accounting purposes on U.S. $1,533.4 million of U.S. dollar-denominated debt.

A transition adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $20.2 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt or the term of the exchange agreements.

Amortization of the net transitional gain/loss for the years ended December 31, 2004 and 2005 was a loss of $1.0 million and a gain of $3.2 million, respectively.

On November 30, 2004, the Company entered into an additional aggregate U.S. $280.0 million notional principal amount of cross-currency interest rate exchange agreements that met the requirements for hedge accounting as hedges against foreign exchange fluctuations under AcG-13.

During the year ended December 31, 2005, the Company had a net cash outlay of $58.1 million on the settlement of the cross-currency interest rate exchange agreement of U.S. $283.4 million notional amount that qualified as a hedge for accounting purposes for a portion of the U.S. $291.5 million 10.0% Senior Secured Second Priority Notes that were repaid on maturity. In addition on March 15, 2005, a cross-currency interest rate exchange agreement of U.S. $50.0 million, which was not treated as a hedge for accounting purposes, matured. The Company incurred a net cash outlay of $10.5 million upon the settlement of this cross-currency interest rate exchange agreement.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
10.	Notes payable to RCI:

	2004	2005

Intercompany subordinated demand promissory notes payable to RCI, unsecured, bearing interest at December 31, 2005 at 3.00% per annum	$241,000	$936,008

During 2003, the Company issued $24.0 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 5.00% per annum and repaid $228.5 million of notes payable to RCI during the year.
During 2004, the Company issued $241.0 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 3.00% per annum.
During 2005, the Company issued $793.5 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 3.00% per annum and repaid $98.5 million of notes payable to RCI.
The demand promissory notes payable to RCI are subordinated to the bank indebtedness and other long-term debt.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
11.	Shareholder’s deficiency:

	2004	2005

Capital stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	1,490,808	1,418,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643

	1,882,466	1,810,466

Contributed surplus	18,879	24,658
Deficit	(2,047,491)	(2,123,913)

	$(146,146)	$(288,789)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
11.	Shareholder’s deficiency (continued):
(a)	During 2003, the Company completed the following capital stock transactions:
(i)	The Company distributed $72.0 million to RCI as a return of capital. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Company’s Class B common shares was reduced by $72.0 million.

(ii)	The Company redeemed 100,000 of its first preferred shares held by RCIL valued at $100.0 million, satisfied by an offsetting redemption of 100,000 first preferred shares in RCIL, held by the Company (note 6(b)).
(b)	During 2004, the Company completed the following capital stock transactions:

The Company distributed $732.0 million in aggregate to RCI as a return of capital of the Company’s Class B common shares, of which $72.0 million consisted of distributions of $6.0 million per month made at the end of each month throughout the year and $660.0 million was distributed on November 9, 2004. As a result of these distributions, the stated value of the Company’s Class B common shares was reduced by $732.0 million.

(c)	During 2005, the Company completed the following capital stock transactions:

The Company distributed $72.0 million to RCI as a return of capital of the Company’s Class B common shares, which consisted of distributions of $6.0 million per month made at the end of each month throughout the year. As a result of these distributions, the stated value of the Company’s Class B common shares was reduced by $72.0 million.

(d)	Stock option plan:

RCI has a stock option plan that provides senior employee participants an incentive to acquire an equity ownership interest in RCI over a period of time and, as a result, reinforces executives’ attention on the long-term interest of the Company and its shareholders. Under the plan, options to purchase RCI Class B Non-Voting shares on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by RCI’s Compensation Committee. The term of each option is 10 years; the vesting period is generally four years but may be adjusted by the Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the RCI Class B Non-Voting shares, as quoted on The Toronto Stock Exchange on the grant date.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
11.	Shareholder’s deficiency (continued):
On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2.9 million for stock options of RCI granted to employees on or after January 1, 2002 (note 2(o)).
During the year ended December 31, 2004, the Company recorded compensation expense of approximately $5.9 million related to stock options granted to employees.
During the year ended December 31, 2005, the Company recorded compensation expense of approximately $5.8 million related to stock options granted to employees.
As a result of the above transactions, a cumulative amount of $14.6 million has been recorded in contributed surplus.
Based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for the year ended December 31, 2003 would have been $2.6 million and the pro forma loss would have been $57.5 million or $0.28 per share, basic and diluted.
The weighted average estimated fair value at the date of the grant for the RCI options granted in the years ended December 31, 2003, 2004 and 2005 was $10.55, $11.90 and $15.34, respectively. The fair value of each RCI option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2003	2004	2005

Risk-free interest rate	4.29%	4.38%	4.01%
Dividend yield	0.16%	0.40%	0.29%
Volatility factor of the future expected market price of RCI’s common shares	50.06%	45.24%	43.93%
Weighted average expected life of the options	6.6 years	6.1 years	5.6 years

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
11.	Shareholder’s deficiency (continued):
(e)	Employee share purchase plan:

The employee share purchase plan, which was discontinued in 2003, was provided to enable employees of the Company an opportunity to obtain an equity interest in RCI by permitting them to acquire RCI Class B Non-Voting shares.

Compensation expense recorded for the Company’s portion of RCI’s employee share purchase plan for the years ended December 31, 2003, 2004 and 2005 was $0.4 million, nil and nil, respectively.

(f)	Employee share accumulation plan:

Effective January 1, 2004, RCI established an employee share accumulation program that allows employees of the Company to voluntarily participate in a share purchase program. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases RCI Class B Non-Voting shares on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional RCI Class B Non-Voting shares on behalf of the employees, as outlined above.

The Company records its contribution as compensation expense, which amounted to $0.4 million and $0.8 million for the years ended December 31, 2004 and 2005, respectively.

(g)	Restricted share unit plan:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and participating companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
11.	Shareholder’s deficiency (continued):
On the vesting date, RCI, at its option, shall redeem all of the participants’ restricted share units in cash or by issuing one RCI Class B Non-Voting share for each restricted share unit. RCI has reserved 2,000,000 Class B Non-Voting shares for issuance under this plan.
At December 31, 2005, 94,367 (2004 — 50,916) restricted share units were outstanding to employees of the Company. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period, taking into account fluctuations in the market price of RCI Class B Non-Voting shares. Compensation expense for the years ended December 31, 2004 and 2005 related to these restricted units was $0.3 million and $1.8 million, respectively.
12.	Related party transactions:
(a)	The amount due to (from) RCI and its subsidiaries is comprised of the following:

	2004	2005

RCI	$4,935	$21,685
RWI	(1,777)	(2,291)
Rogers Media Inc. (“Media”)	1,326	1,295
Other affiliated companies	(16)	48

	$4,468	$20,737

The above amounts reflect short-term intercompany charges for capital and operating expenditures.

(b)	The Company has entered into certain transactions and agreements in the normal course of business with RCI and its subsidiaries as follows:
(i)	Management fees:

The Company has entered into a management agreement under which RCI agrees to provide supplemental executive, administrative, financial, strategic planning, information technology and various other services to the Company. The Company has agreed to pay RCI a monthly fee equal to 2% of the Company’s consolidated operating revenue.

Interest is charged by RCI on unpaid management fees at the bank prime rate plus 1% per annum.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
12.	Related party transactions (continued):
(ii)	Cost-sharing arrangements:

The Company has entered into certain cost-sharing arrangements with RCI and its affiliates for certain accounting, purchasing, human resources, customer service call centres and collections call centres, information technology, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. The Company shares both the operating expense and additions to PP&E related to these activities on a cost recovery basis in accordance with the services provided.

The Company has entered into agreements with RWI to share, on a pro rata basis, the cost of certain fibre-optic and microwave transmission facilities. In addition, long-term service arrangements exist with RWI for transmission services on fibre-optic facilities owned by the Company.

The Company has entered into an agreement with RWI whereby RWI purchases accounts receivable from the Company for customers who receive a consolidated invoice from RWI. RWI is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these accounts receivable at a discount. The discount is netted against the receivables transferred and is reviewed periodically.

The Company receives wireless services from RWI and the fees paid are based on actual usage.

The Company and RWI have also entered into an agreement to offer RWI products and services through the Company’s video store operations. The Company purchases products for resale from RWI. RWI also pays the Company commissions for services provided in respect of new subscriber activations and over the service subscription period.

In addition, the Company leases certain office space from RWI.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
12.	Related party transactions (continued):
(iii)	Other charges:

Media pays the Company a fee per subscriber for the placement of advertising on two cable television channels.

The Company advertises its products and services through various outlets owned by Media.

The Company pays Media a commission for services provided in respect of the administration of additional advertising space made available to the Company by various U.S. specialty programmers.

The Company pays Media a programming fee for a licensed programming service that it owns.

The Company reimburses Rogers Telecom Inc. for costs it incurs for municipal rights of way related to certain of the Company’s fibre-optic facilities.

The Company pays programming fees to broadcasters that are accounted for by RCI using the equity method.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
12.	Related party transactions (continued):
     A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Financial statement
	classification	2003	2004	2005

RCI:
Management fees	Management fees	$35,385	$38,913	$41,355
Interest on notes payable	Interest expense	2,867	552	18,796
Interest related to capital lease	Interest expense	265	28	13
Cost of shared operating expenses	Operating, general and administrative expenses (“OG&A”)	84,866	83,761	97,411
Cost of PP&E	Additions to PP&E	13,473	15,876	51,528

		136,856	139,130	209,103

RCIL:
Dividends earned	Dividend	(4,488)	—	—
Dividends paid	Deficit	4,488	—	—

		—	—	—

RWI:
Wireless products and services	OG&A	2,355	3,245	3,605
Wireless products and services for resale	Inventory, cost of video store sales	14,926	21,127	36,470
Transmission facilities	OG&A	(440)	(2,052)	(1,304)
Rent expense	OG&A	3,516	4,218	5,128
Consolidated billing services	OG&A	1,499	3,947	5,887
Subscriber activation commissions and customer service	Operating revenue	(9,511)	(21,237)	(36,358)
Cost of PP&E	Additions to PP&E	—	2,146	125

		12,345	11,394	13,553

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
12. Related party transactions (continued):

	Financial statement
	classification	2003	2004	2005

Media:
Access fees	Operating revenue	(5,771)	(5,871)	(7,147)
Advertising and production costs	Sales and marketing expenses	2,910	2,306	1,402
Sales commissions	OG&A	872	1,098	905
Programming fees	OG&A	18,488	20,790	22,585

		16,499	18,323	17,745

Rogers Telecom Inc:
Transmission facilities	OG&A	—	—	110

Other:
Programming fees paid to broadcasters	OG&A	18,967	19,011	18,424

		$184,667	$187,858	$258,935

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
12.	Related party transactions (continued):
(c)	The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and RCI, which are measured at their exchange amounts, being the amounts agreed to by the related parties. The total amounts paid by the Company to these related parties are as follows:

	2003	2004	2005

Legal services and commissions paid on premiums for insurance coverage	$800	$500	$573
Interest charges, financing fees and telecommunication services	15,400	18,400	13,085

	$16,200	$18,900	$13,658

13.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2004	2005

Future income tax assets:
Non-capital income tax loss carryforwards	$205,210	$222,410
Deductions relating to long-term debt and other transactions denominated in foreign currencies	7,600	7,072
Investments	6,775	4,680
Other deductible differences	2,167	22,324

Total future income tax assets	221,752	256,486
Less valuation allowance	106,183	131,069

	115,569	125,417

Future income tax liabilities:
PP&E and video rental inventory	(65,939)	(72,406)
Goodwill and intangible assets	(46,817)	(46,352)
Other taxable differences	(2,813)	(6,659)

Total future income tax liabilities	(115,569)	(125,417)

Net future income taxes	$—	$—

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
13.	Income taxes (continued):

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

Income tax expense varies from the amounts that would be computed by applying the effective income tax rate to the loss before income taxes for the following reasons:

	2003	2004	2005

Statutory income tax rate	36.6%	36.0%	36.0%

Income tax reduction on loss before income taxes	$(17,313)	$(32,261)	$(25,771)

Decrease (increase) in income tax expense (reduction):
Change in the valuation allowance for future income tax assets	36,192	28,027	22,882
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	(14,115)	3,741	—
Non-deductible items	190	3,139	2,992
Non-taxable dividend income	(1,643)	—	(207)
Non-taxable portion of exchange related transactions on capital account	(6,132)	(4,125)	(511)
Non-taxable portion of capital gain	(555)	(41)	(234)
Other items	3,376	1,520	849
Large Corporations Tax	7,541	1,196	4,837

Income tax expense	$7,541	$1,196	$4,837

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
13.	Income taxes (continued):

As at December 31, 2005, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:
2006	$31,187
2007	20,691
2008	152,734
2009	8,145
2010	17,259
2014	268,849
2015	118,769

$617,634

14.	Consolidated statements of cash flows supplemental information:
(a)	Change in non-cash working capital items:

	2003	2004	2005

Decrease (increase) in accounts receivable	$(1,742)	$(6,187)	$2,717
Increase (decrease) in accounts payable and accrued liabilities	34,375	43,875	(55,829)
Increase (decrease) in unearned revenue	(2,951)	14,256	(2,611)
Decrease (increase) in other current assets	5,597	(16,595)	(3,336)
Increase (decrease) in amounts due to parent and affiliated companies	(15,892)	(3,423)	16,269

	$19,387	$31,926	$(42,790)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
14.	Consolidated statements of cash flows supplemental information (continued):
(b)	Supplemental cash flow information:

	2003	2004	2005

Interest paid	$204,267	$248,941	$274,790
Income taxes paid	4,719	6,008	5,245

(c)	Supplemental disclosure of non-cash investing and financing transactions:

	2003	2004	2005

Redemption of first preferred shares held by RCIL (note 6(b))	$(100,000)	$—	$—

15.	Loss per share:

The following table sets forth calculation of basic and diluted loss per share:

	2003	2004	2005

Numerator for basic and diluted loss per share:
Loss for the year	$(54,843)	$(90,809)	$(76,422)
Less dividends on preferred shares	4,488	—	—

	$(59,331)	$(90,809)	$(76,422)

Denominator for basic and diluted loss per share:
Weighted average number of Class A common shares and Class B common shares (in thousands)	218,166	218,166	218,166

Basic and diluted loss per share	$(0.27)	$(0.42)	$(0.35)

     The Company did not have any dilutive securities during any of the years presented.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
16.	Financial instruments:
(a)	Fair values:

The Company has determined the fair values of its financial instruments as follows:
(i)	The carrying amounts in the consolidated balance sheets of accounts receivable, bank advances arising from outstanding cheques, accounts payable and accrued liabilities and due to parent and affiliated companies approximate fair values because of the short-term nature of these instruments.

(ii)	Investments:

The fair value of investments that are publicly traded are determined by the quoted market values for each of the investments (note 6). Management believes that the fair values of other investments are not significantly different from their carrying amounts.

(iii)	Long-term debt:

The fair value of each of the Company’s long-term debt instruments is based on the year-end trading values.

(iv)	Notes payable to RCI:

The fair values of the intercompany subordinated demand promissory notes payable to RCI approximate their carrying values due to the demand repayment terms of the notes and the Company’s current borrowing rate being approximately the same as the interest rate on the notes.

(v)	Derivative instruments:

The fair values of the Company’s interest exchange agreements and cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
16.	Financial instruments (continued):
The estimated fair values of the Company’s long-term debt and related derivative instruments as at December 31, 2004 and 2005 are as follows:

	2004		2005
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability:
Long-term debt	$2,954,853	$3,053,544	$2,676,416	$2,733,786
Derivative instruments(1)	347,849	500,605	334,007	613,726

	$3,302,702	$3,554,149	$3,010,423	$3,347,512

(1)	Excludes deferred transitional gain of $17.3 million and $14.8 million at December 31, 2004 and 2005, respectively.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
At December 31, 2004 and 2005, 96.3% and 100%, respectively, of U.S. dollar-denominated debt was protected from fluctuations in the foreign exchange between the U.S. and Canadian dollars by the total derivative instruments

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
16.	Financial instruments (continued):
The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA. The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties. The obligations under U.S. $1,863.4 million and U.S. $1,530.0 million as at December 31, 2004 and 2005, respectively, aggregate notional amount of the cross-currency interest rate exchange agreements are secured by substantially all of the assets of the Company and generally rank equally with the other secured indebtedness of the Company.
(b)	Other disclosures:

The Company does not have any significant concentrations of credit risk related to any financial asset.
17.	Commitments:
(a)	The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts at December 31, 2005 are as follows:

Year ending December 31:

2006	$61,094
2007	54,809
2008	49,779
2009	46,014
2010	41,740
2011 and thereafter	63,606

$317,042

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
17.	Commitments (continued):
Rent expense under long-term operating lease agreements for the years ended December 31, 2003, 2004 and 2005 amounted to $71.3 million, $72.5 million and $81.0 million, respectively.

(b)	Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenue and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC approved independent production fund. The Company estimates that its total contribution for 2006 will amount to approximately $34.1 million.
18.	Contingent liabilities:
(a)	The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits which could materially change the amount of current and future income tax assets and liabilities and could, in certain circumstances, result in assessment of interest and penalties.

(b)	There exist certain claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
19.	Guarantees:

The Company has entered into agreements that contain features which meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:
(a)	Business sale and business combination agreements:

As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environment liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2004 or 2005. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(b)	Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2004 or 2005. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
19.	Guarantees (continued):
(c)	Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2004 or 2005. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(d)	Indemnifications:

The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers.
20.	Segmented information:
(a)	Operating segments:

The Company provides cable services through its cable television systems and operates a chain of video stores. All of these operations are in Canada. Accounting policies for these operating segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated based on operating income before management fees, depreciation and amortization and certain other charges.

The cable services segment includes basic and extended basic services, digital specialty services, which include premium, specialty and pay-per-use services, installation and access fees, subscriber equipment rentals, residential and commercial Internet services and cable telephony services.

The video stores segment includes the sale and rental of videocassettes, DVDs and video games, and the sales of other products and accessories.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
20.	Segmented information (continued):
Information by operating segment for the years ended December 31, 2003, 2004 and 2005 is as follows:

			Corporate
	Cable	Video stores	items and	Consolidated
2003	services	operations	eliminations	totals

Operating revenue	$1,508,688	$282,635	$(3,201)	$1,788,122

Cost of video store sales	—	129,938	—	129,938
Sales and marketing expenses	89,237	115,831	—	205,068
Operating, general and administrative expenses	779,663	13,180	(3,201)	789,642
Management fees	29,796	5,589	—	35,385
Depreciation and amortization	472,851	9,199	—	482,050

Operating income	$137,141	$8,898	$—	146,039

Interest expense				237,803
Intercompany:
Interest expense				2,867
Dividends				(4,488)
Loss on repayment of long-term debt				5,945
Other items, net				(48,786)
Income tax expense				7,541

Loss for the year				$(54,843)

Additions to PP&E	$496,512	$13,050	$—	$509,562

Total assets	$3,629,060	$98,156	$—	$3,727,216

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
20.	Segmented information (continued):

			Corporate
	Cable	Video stores	items and	Consolidated
2004	services	operations	eliminations	totals

Operating revenue	$1,631,965	$316,954	$(3,264)	$1,945,655

Cost of video store sales	—	145,936	—	145,936
Sales and marketing expenses	123,426	125,328	—	248,754
Operating, general and administrative expenses	827,996	17,574	(3,264)	842,306
Management fees	32,639	6,274	—	38,913
Depreciation and amortization	473,427	12,611	—	486,038

Operating income	$174,477	$9,231	$—	183,708

Interest expense				247,365
Intercompany:
Interest expense				552
Loss on repayment of long-term debt				18,013
Other items, net				7,391
Income tax expense				1,196

Loss for the year				$(90,809)

Additions to PP&E	$573,641	$14,265	$—	$587,906

Total assets	$3,754,898	$107,027	$—	$3,861,925

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
20.	Segmented information (continued):

			Corporate
	Cable	Video stores	items and	Consolidated
2005	services	operations	eliminations	totals

Operating revenue	$1,744,558	$326,926	$(3,751)	$2,067,733

Cost of video store sales	—	157,466	—	157,466
Sales and marketing expenses	131,084	131,680	—	262,764
Operating, general and administrative expenses	912,962	19,689	(3,751)	928,900
Management fees	34,815	6,540	—	41,355
Depreciation and amortization	472,289	11,657	—	483,946

Operating income (loss)	$193,408	$(106)	$—	193,302

Interest expense				244,859
Intercompany:
Interest expense				18,796
Loss on repayment of long-term debt				9,799
Other items, net				(8,567)
Income tax expense				4,837

Loss for the year				$(76,422)

Additions to PP&E	$661,646	$14,597	$—	$676,243

Total assets	$4,016,904	$48,878	$—	$4,065,782

(b)	Product revenue:

Revenue from external customers is comprised of the following:

	2003	2004	2005

Core cable services	$1,186,398	$1,253,053	$1,298,952
Internet services	322,290	378,912	440,664
Cable telephony services	—	—	4,942
Video stores	282,635	316,954	326,926
Corporate items and eliminations	(3,201)	(3,264)	(3,751)

	$1,788,122	$1,945,655	$2,067,733

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
21.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the net loss in each year would be adjusted as follows:

	2003	2004	2005

Loss for the year based on Canadian GAAP	$(54,843)	$(90,809)	$(76,422)
Year 2000 costs capitalized (a)	507	—	—
Pre-operating costs (b)	7,919	5,093	(8,437)
Gain on sale of cable systems (c)	(4,028)	(4,028)	(4,028)
Capitalized interest (d)	3,244	2,160	1,505
Income taxes (g)	345	(229)	(444)
Financial instruments (h)	(114,727)	(71,777)	(123,710)
Installation revenues (i)	—	7,727	3,947
Installation costs (i)	—	(4,983)	(2,241)
Stock-based compensation (j)	—	5,952	5,890

Loss for the year based on United States GAAP	$(161,583)	$(150,894)	$(203,940)

Basic and diluted loss per share based on United States GAAP	$(0.76)	$(0.69)	$(0.93)

The cumulative effect of these adjustments on the consolidated shareholder’s deficiency of the Company is as follows:

	2004	2005

Shareholder’s deficiency based on Canadian GAAP	$(146,146)	$(288,789)
Pre-operating costs (b)	(2,826)	(11,263)
Gain on sale of cable systems (c)	120,937	116,909
Capitalized interest (d)	16,326	17,831
Acquisition of Rogers Cable Atlantic Inc. (“RCAI”) (e)	34,673	34,673
Unrealized holding gain on investments (f)	2,464	—
Financial instruments (h)	(141,231)	(264,941)
Installation revenues (i)	7,727	11,674
Installation costs (i)	(4,983)	(7,224)

Shareholder’s deficiency based on United States GAAP	$(113,059)	$(391,130)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
21.	Canadian and United States accounting policy differences (continued):

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:
(a)	Year 2000 costs capitalized:

Under Canadian GAAP, the Company capitalized certain costs incurred to modify its computer systems to ensure these systems continue to operate beyond the year 1999. Under United States GAAP, these costs were expensed as incurred. As a result, under United States GAAP, depreciation expense in subsequent periods is reduced due to the Company expensing the Year 2000 costs under United States GAAP.

(b)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

(c)	Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40.3 million before income taxes.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable systems. Under United States GAAP, the Company included the gain on sale of the cable systems in income, net of related deferred income taxes.

As a result of these transactions, amortization expense under United States GAAP is increased in subsequent years.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
21.	Canadian and United States accounting policy differences (continued):
(d)	Capitalized interest:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

(e)	Acquisition of RCAI:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition. Canadian GAAP had required that shares issued in connection with a purchase business combination be valued based on the market price at the consummation date of the acquisition. Accordingly, the seventh preferred shares issued in respect of the acquisition of RCAI in 2001 are recorded at $35.4 million more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase in the value of seventh preferred shares in the amount of $35.4 million.

(f)	Unrealized holding gain on investments:

United States GAAP requires that certain investments in equity securities that have a readily determinable fair value be recorded in the consolidated balance sheets at their fair value. The unrealized holding gains and losses from these investments, which are considered to be “available-for-sale securities” under United States GAAP, are included as a separate component of shareholder’s equity and comprehensive income, net of related future income taxes.

As at December 31, 2003, 2004 and 2005, this amount represents the Company’s accumulated other comprehensive income.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
21.	Canadian and United States accounting policy differences (continued):
(g)	Income taxes:

Included in the caption “income taxes” is the tax effect of various adjustments where appropriate.

(h)	Financial instruments:

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately.

(i)	Installation revenues and costs:

Effective January 1, 2004, for Canadian GAAP purposes, installation revenues for both new connects and re-connects are deferred and amortized over the customer relationship period. For United States GAAP purposes, installation fees are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

(j)	Stock-based compensation:

Under Canadian GAAP, effective January 1, 2004, the Company uses the fair value method of recognizing stock-based compensation expense. For United States GAAP purposes, the intrinsic value method is used to account for stock-based compensation. Compensation expense of $6.0 million and $5.9 million under Canadian GAAP for the years ended December 31, 2004 and 2005, respectively, would not be recognized under United States GAAP. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant and, therefore, there is no expense under the intrinsic value method for United States GAAP purposes for the years ended December 31, 2003, 2004, and 2005.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
21.	Canadian and United States accounting policy differences (continued):
(k)	Statements of cash flows:
(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)	Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the increase in bank advances of $17.0 million in 2003, the increase in bank advances of $1.4 million in 2004 and the increase in bank advances of $11.5 million in 2005, reflected in the consolidated statements of cash flows would be reported as a source of cash in 2003, 2004 and 2005, under the heading “Financing activities” in the consolidated statements of cash flows.
(l)	Statement of comprehensive income:

United States GAAP requires disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholder’s equity, except those arising from transactions with the shareholder.

	2003	2004	2005

Loss for the year based on United States GAAP	$(161,583)	$(150,894)	$(203,940)
Other comprehensive income (loss):
Unrealized gains (losses) on securities, net of income taxes	1,538	(1,561)	264
Realized losses (gains) included in income, net of income taxes	—	494	(2,285)

Comprehensive loss based on United States GAAP	$(160,045)	$(151,961)	$(205,961)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
21.	Canadian and United States accounting policy differences (continued):
(m)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2004 and 2005 were $257.8 million and $217.5 million, respectively. As at December 31, 2004 and 2005, accrued liabilities in respect of PP&E were $49.2 million and $24.4 million, respectively, accrued interest payable totalled $56.5 million and $45.6 million, respectively, accrued liabilities related to payroll totalled $19.0 million and $17.0 million, respectively, and accrued liabilities for the cost of programming totalled $53.2 million and $59.5 million, respectively.

(n)	Recent United States accounting pronouncements:

SFAS 123 (R), Share-Based Payment, as revised, is effective for fiscal 2006 of the Company. This revised standard requires companies to recognize in the income statement, the grant-date fair value of stock options and other equity-based compensation issued to employees. The fair value of liability-classified awards is remeasured subsequently at each reporting date through the settlement date, while the fair value of equity-classified awards is not subsequently remeasured. The alternative to use the intrinsic value method of APB Opinion 25, which the Company has chosen for United States GAAP purposes, is eliminated with this revised standard. The Company is currently evaluating the impact of this revised standard.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory cost incurred in fiscal years beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of fiscal 2006. The Company is currently evaluating the impact of this revised standard.

SFAS 153, Exchanges of Non-monetary Assets — an Amendment of APB Opinion 29, was issued in December 2004. Accounting Principles Board (“APB”) Opinion 29 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard is effective for the Company for non-monetary asset exchanges occurring in fiscal 2006 and will be applied prospectively. The Company is currently evaluating the impact of this revised standard.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently evaluating the impact of the new standard.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
22.	Subsequent event:

In January 2006, the Company acquired, in exchange for shares, substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc. (“Telecom”, formerly Call-Net Enterprises Inc.), which was acquired on July 1, 2005 by RCI. As a result of this acquisition, beginning in the first quarter of 2006, the Company’s reporting segments will change.